FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	July 2010

Commission File Number:	000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82-____________

Table of Contents

Document 1	Unaudited Financial Statements for the Period Ended April 30, 2010
Document 2	Management's Discussion and Analysis for the Period Ended April 30, 2010

Document 1

Amador Gold Corp.

Consolidated Financial Statements

 (Expressed in Canadian Dollars)

April 30, 2010 and 2009

- Unaudited – Prepared by Management

The financial statements for six-month period ended April 30, 2010 have not been reviewed by the Company’s auditors

Amador Gold Corp.
Consolidated Balance Sheets

	April 30,	October 31,
	2010	2009
	Unaudited

Assets

Current
Cash	$11,357	$253,627
GST receivable	43,247	23,417
Prepaid expenses (Note 5(d))	-	17,121
	54,604	294,165

Exploration Advances (Note 4)	14,649	260,000

Due From Related Parties (Note 5(d))	-	2,340

Mineral Properties (Notes 3, 5(b), 5(c), and Schedule)	17,029,100	15,564,018

	$17,098,353	$16,120,523

Liabilities

Current
Accounts payable and accrued liabilities	$1,181,393	$384,122
Due to related parties (Notes 5(a), 5(b) and 5(c))	266,746	553,394
	1,448,139	937,516

Shareholders’ Equity

Share Capital	28,051,159	26,222,943

Share Subscriptions Received	-	415,300

Contributed Surplus	2,209,995	1,959,495

Deficit	(14,610,940)	(13,414,731)

	15,650,214	15,183,007

	$17,098,353	$16,120,523

Going Concern (Note 1)
Commitments (Note 7)

Approved on behalf of the Board of Directors:

/s/ Alan D. Campbell Director	/s/ Lynn W. Evoy Director

- See Accompanying Notes -

Amador Gold Corp.
Consolidated Statements Of Operations And Comprehensive Loss  (Unaudited)

	THREE MONTHS ENDED APRIL 30		SIX MONTHS ENDED APRIL 30
	2010	2009	2010	2009

Administrative Expenses

Consulting fees	$34,250	$51,900	$126,320	$124,802
Investor relations and promotion	39,445	19,279	62,929	59,571
Legal and accounting	50,458	54,716	51,641	55,973
Management fees (Note 5(a))	198,000	180,000	396,000	320,000
Office expenses	874	2,617	15,061	10,038
Part XII.6 tax expense	31,035	-	15,614	-
Regulatory fees	24,331	16,439	49,746	29,613
Transfer agent fees	4,179	3,758	7,062	5,412
Stock based compensation	250,500	329,015	250,500	329,015

Loss Before Other Income (Expense) And Income Taxes	(633,072)	(657,724)	(974,873)	(934,424)

Other Income (Expense)
Write-off of mineral property expenditures	(6,265)	-	(453,719)	(9,700)
Exploration expenditures	(2,775)	(14,753)	8,352	(58,663)

Loss Before Income Taxes	(642,112)	(672,477)	(1,420,240)	(1,002,787)

Future Income Tax Benefit Recognized On Flow-through	13,837	924,265	224,031	924,265

Net Loss And Comprehensive Loss For The Period	$(628,275)	$251,788	$(1,196,209)	$(78,522)

Loss Per Share – Basic and diluted	$(0.00)	$0.00	$(0.00)	$(0.00)
Weighted Average Number Of Shares Outstanding – Basic	260,550,606	190,609,384	253,751,987	183,378,197
Weighted Average Number Of Shares Outstanding – Diluted	260,550,606	281,593,418	253,751,987	274,362,231

- See Accompanying Notes -

Amador Gold Corp.
Consolidated Statements Of Shareholders’ Equity  (Unaudited)

For The Periods Ended April 30, 2010, 2009 and 2008

			SHARE
	SHARE CAPITAL		SUBSCRIPTIONS	CONTRIBUTED
	NUMBER	AMOUNT	RECEIVED	SURPLUS	DEFICIT	TOTAL

Balance, October 31, 2007	108,369,248	14,859,054	-	672,244	(8,703,729)	6,827,569
Issue of shares for mineral properties	2,401,269	602,065	-	-	-	602,065
Issue of shares for cash, private placements
Flow-through shares	28,851,819	4,330,250	-	-	-	4,330,250
Non flow-through shares	7,698,050	1,615,055	-	-	-	1,615,055
Shares issues for property examination fee	60,000	15,000	-	-	-	15,000
Share issuance costs	-	(385,486)	-	-	-	(385,486)
Warrants exercised for cash	21,506,833	3,568,867	-	-	-	3,568,867
Stock options exercised for cash	440,500	78,200	-	-	-	78,200
Fair value of stock options exercised	-	5,515	-	(5,515)	-	-
Stock based compensation	-	-	-	785,000	-	785,000
Tax benefits renounced on flow-through shares	-	(59,520)	-	-	-	(59,520)
Net loss and comprehensive loss for the year	-	-	-	-	(4,232,821)	(4,232,821)
Share subscriptions receivable	-	(390,000)	-	-	-	(390,000)
Balance, October 31, 2008	169,327,719	24,239,000	-	1,451,729	(12,936,550)	12,754,179
Issue of shares for mineral properties	1,770,000	100,275	-	-	-	100,275
Issue of shares for cash, private placements
Flow-through shares	27,154,443	1,559,122	-	-	-	1,559,122
Non flow-through shares	28,788,444	1,494,195	-	-	-	1,494,195
Share issuance costs	-	(186,649)	-	-	-	(186,649)
Stock based compensation	-	-	-	479,992	-	479,992
Re-pricing of warrants	-	-	-	27,774	(27,774)	-
Tax benefits renounced on flow-through shares	-	(1,383,000)	-	-	-	(1,383,000)
Share subscriptions receivable	-	400,000	-	-	-	400,000
Share subscription received	-	-	415,300	-	-	415,300
Net loss and comprehensive loss for the year	-	-	-	-	(450,407)	(450,407)
Balance, October 31, 2009	227,040,606	26,222,943	415,300	1,959,495	(13,414,731)	15,183,007
Issue of shares for mineral properties	350,000	31,000	-	-	-	31,000
Issue of shares for cash, private placements
Flow-through shares	24,530,250	1,962,420	-	-	-	1,962,420
Non flow-through shares	15,120,000	949,400	-	-	-	949,400
Share issuance costs	-	(165,886)	-	-	-	(165,886)
Stock based compensation	-	-	-	250,500	-	250,500
Tax benefits renounced on flow-through shares	-	(948,718)	-	-	-	(948,718)
Share subscription received	-	-	(415,300)	-	-	(415,300)
Net loss and comprehensive loss for the period	-	-	-	-	(1,196,209)	(1,196,209)
Balance, April 30, 2010	267,040,856	$28,051,159	$-	$2,209,995	$(14,610,940)	$15,650,214

- See Accompanying Notes -

Amador Gold Corp.
Consolidated Statements Of Cash Flows (Unaudited)

	THREE MONTHS ENDED APRIL 30		SIX MONTHS ENDED APRIL 30
	2010	2009	2010	2009
Cash Provided By (Used For)

Operating Activities
Net income (loss) and comprehensive income (loss) for the period	$(628,275)	$251,788	$(1,196,209)	$(78,522)

Add items not affecting cash:
Write-down of mineral properties	6,265	-	453,719	9,700
Future income tax benefit	(13,837)	(924,265)	(224,031)	(924,265)
Stock based compensation	250,500	329,015	250,500	329,015
Changes in non-cash operating assets and liabilities:
Accounts receivable	26,719	(19,659)	(17,490)	47,183
Prepaid expenses	10,000	19,900	17,121	13,170
Accounts payable and accrued liabilities	25,995	(763,407)	(7,775)	(1,106,320)
Due to related parties	(17,171)	(394,337)	(107,981)	(509,163)
	(339,804)	(1,500,965)	(832,146)	(2,219,202)

Investing Activities
Exploration advances	(17,250)	(76,050)	245,351	20,000
Mineral property acquisition and exploration expenditures	(443,953)	620,843	(1,986,109)	307,717
	(461,203)	544,793	(1,740,758)	327,717

Financing Activities
Share subscriptions received	-	-	(415,300)	-
Share subscriptions receivable	91,200	-	-	400,000
Shares issued for cash	-	-	2,911,820	1,248,400
Share issuance costs	304	-	(165,886)	(85,312)
	91,504	-	2,330,634	1,563,088

Net Decrease In Cash	(709,503)	(956,172)	(242,270)	(328,397)

Cash, Beginning Of Period	720,860	989,424	253,627	361,649

Cash, End Of Period	$11,357	$33,252	$11,357	$33,252

Supplemental Cash Flow Information And Disclosure Of Non-Cash Financing And Investing Activities
Interest paid	$27,423	$-	$27,423	$-
Shares Issued for Mineral Property Acquisition	$8,500	$-	$31,000	$28,750

- See Accompanying Notes -

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

1.         Nature of Operations and Going Concern

Amador Gold Corp. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada.  The Company is a public company listed on the TSX Venture Exchange (the “TSX.V”), trading under the “AGX” symbol.  The Company is primarily engaged in the acquisition, exploration and development of mineral properties located in the Provinces of Ontario, and British Columbia, Canada.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the Company is expanding its best efforts in this regard, the outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

During the period, the Company incurred a net loss of $1,196,209 for the period ended April 30, 2010 (2009 - $78,522; 2008 - $1,372,716) and had a working capital of $1,393,535 deficiency (2009 - $1,994,948 deficiency) and had an accumulated deficit of $14,610,940 (2009 - $13,015,072).  The Company is in the process of acquiring, exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves, and upon future profitable production. The operations of the Company have primarily been funded by the issuance of common shares.  Continued operations of the Company are dependent on the Company's ability to complete equity financing or generate profitable operations in the future.  Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.

2.        Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

a)        Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Diamondcorp Resources Inc. (inactive), incorporated British Columbia on August 2, 2006.

b)        Variable Interest Entities

Variable Interest Entities are required to be consolidated by the primary beneficiary. The Company has determined that it has no Variable Interest Entities.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

2.         Significant Accounting Policies (Continued)

c)        Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues, expenses and expenditures during the reporting period. Significant areas requiring the use of management estimates relate to determination of impairment of assets, mineral property carrying values, flow-through obligations to investors, and determination of fair values for stock based compensation, re-priced warrants, and future income taxes. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

d)        Measurement Uncertainty

Management’s capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs are subject to significant measurement uncertainty.  Management’s assessment of recoverability is based on, among other things, the Company’s estimate of current mineral reserves and resources which are supported by geological estimates, estimated gold and copper prices, and the procurement of all necessary regulatory permits and approvals. These assumptions and estimates could change in the future and this could materially affect the carrying value and the ultimate recoverability of the amounts recorded for mineral properties.

e)        Financial Instruments

CICA Handbook Section 3861, “Financial Instrument – Disclosure and Presentation”, has been replaced by CICA Handbook Section 3862, “Financial Instruments – Disclosure” and Section 3863 – “Financial Instruments – Presentation”.  These standards require entities to disclose quantitative and qualitative information that enables users to evaluate the significance of financial instruments for the Company’s financial performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed during reporting periods and at the balance sheet date.  In addition, the Company is required to disclose management’s objectives, policies and procedures for managing these risks.

The Company classifies its financial assets as either held-for-trading, available-for-sale, held-to-maturity, or loans and receivables.  Financial liabilities are classified as either held-for-trading, or other.

Held-for-trading financial assets and liabilities are recorded at fair value as determined by active market prices and valuation models, as appropriate.  Valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates.  In determining these assumptions, the Company uses readily observable market inputs where available, or where not available, inputs generated by the Company.  Changes in fair value of held-for-trading financial instruments are recorded in operations.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

2.	Significant Accounting Policies (Continued)

e)        Financial Instruments (Continued)

Available-for-sale financial assets are recorded at fair value as determined by active market prices.  Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income.  If a decline in fair value is deemed to be other than temporary, the unrealized loss is recognized in operations.  Investment in equity instruments that do not have an active quoted market price are measured at cost.

Receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

The fair values of the Company’s available-for-sale financial assets and liabilities, such as investments, approximate their carrying values as the investment are carried at fair values with gains and losses of a temporary nature recorded in other comprehensive loss.

f)        Comprehensive Income

Handbook Section 1530 establishes standards for the reporting and display of comprehensive income and its components in the consolidated financial statements. Comprehensive income includes net earnings and other comprehensive income. Other comprehensive income includes holding gains on available for sale investments, gains and losses on certain derivative instruments and currency gains and losses relating to the translating financial statements of self-sustaining foreign operations. As there were no other comprehensive income items, comprehensive income for the period was equal to the net income for the period.

g)        Foreign Currency Translation

Currency transactions and balances are translated into the Canadian dollar reporting currency using the temporal method as follows:

i)	Monetary items are translated at the rates prevailing at the balance sheet date;
ii)	Non-monetary items are translated at historical rates;
iii)	Revenues and expenses are translated at the average rates in effect during applicable accounting periods, except amortization, which is translated at historical rates;
iv)	Gains and losses on foreign currency translation are reflected in the consolidated statements of operations and comprehensive loss.

h)        Cash and Cash Equivalents

Cash includes cash on hand, cash held in trust and demand deposits.  Cash equivalents comprise short-term, highly liquid investments that are readily convertible to known amounts of cash which are subject to insignificant risk of change and have maturities of three months or less from the date of acquisition, held for the purpose of meeting short-term cash commitments rather than for investing or other purposes.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

2.        Significant Accounting Policies (Continued)

i)	Mineral Properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are deferred and capitalized until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the deferred costs will be amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and capitalized exploration costs are written off.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.  The Company is not aware of any disputed claims of title.

j)	Impairment of Long-lived Assets

Long-lived assets include mineral properties.  The Company periodically evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss is recognized when estimated future cash flows resulting from the use of an asset and its eventual disposition is less than its carrying amount.

A mining enterprise in the exploration stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise.  Mineral properties in the exploration stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist.  However, a mining enterprise is required to consider the conditions for impairment write-down.  The conditions include unfavourable exploration results and significant unfavourable economic, legal, regulatory, environmental, political and other factors.  In addition, management’s development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties.  Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, the capitalized costs are written down to the estimated recoverable amount.

k)	Asset Retirement Obligations

The Company applies CICA accounting standard 3110 – “Asset Retirement Obligations” to account for the obligations to reclaim and remediate the mineral properties.  Under the standard, the estimated fair value of the legal obligations are recognized in the period incurred, at the net present value of the cash flows required to settle the future obligations. A corresponding amount is capitalized to the related asset.  Asset retirement obligations are subject to accretion over time for increases in the fair value of the liabilities.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

2.	Significant Accounting Policies (Continued)

k)	Asset Retirement Obligations (Continued)

The Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates.  Changes in estimates are accounted for prospectively from the period estimates are revised.  As of October 31, 2009, the Company had determined that there were no significant legal obligations for reclamation costs.

l)	Share Capital

i)
Share consideration - Agent’s warrants, stock options and other equity instruments issued as purchase consideration in non-cash transactions, other than as consideration for mineral properties, are recorded at fair value determined by management using the Black-Scholes option pricing model.  The fair value of the shares issued as purchase consideration for mineral properties is based upon the trading price of those shares on the TSX.V on the date of the agreement to issue shares as determined by the Board of Directors.  Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value using the residual method.

ii)
Flow-through shares - Resource expenditure deductions for Canadian income tax purposes related to Canadian exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation.  The Company follows the accounting prescribed by the CICA Emerging Issues Committee (“EIC”) in EIC-146 “Flow-through Shares”.  On the date the expenditures are renounced, a future income tax liability and a corresponding reduction in the share capital is recorded.  The future income tax liability is offset by available future income tax assets as a recovery of future income taxes.

iii)
Stock based compensation - The Company measures the cost of the service received for all stock options made to consultants, employees and directors based on an estimate of fair value at the date of grant.  The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant.  Stock options which vest immediately are recorded at the date of grant.  Stock options that vest over time are recorded over the vesting period using the straight line method.  Stock options issued to outside consultants that vest over time are valued at the grant date and subsequently re-valued on each vesting date as services are rendered.  Stock based compensation is recognized as expense or, if applicable, capitalized to mineral property costs with a corresponding increase in contributed surplus.  On exercise of the stock option, consideration received and the estimated fair value previously recorded in contributed surplus is recorded as share capital.

iv)
Share issuance costs - Costs directly identifiable with the raising of share capital financing are charged against share capital.  Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets.  Share issuance costs related to uncompleted share subscriptions are charged to operations.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

2.        Significant Accounting Policies (Continued)

m)	Income Taxes

Income taxes are calculated using the liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  The future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse.  Valuation allowances are provided where (net) future income tax assets are not more likely than not to be realized.

n)	Loss Per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares issued and outstanding during the year.  Diluted loss per share is calculated using the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.  Basic and diluted loss per share is equal as outstanding stock options and warrants were all anti-dilutive.

o)	Accounting Policy Changes

Effective November 1, 2008, the Company adopted the following new CICA Handbook Sections on a prospective basis with no restatement to prior period financial statements:

i)
Section 1535, Capital Disclosures, (Note 9) requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital.  Under this standard, the Company is required to disclose the following:

•	qualitative information about its objectives, policies and processes for managing capital;
•	summary quantitative data about what it manages as capital;
•	whether during the period it complied with any externally imposed capital requirement to which it is subject; and
•	when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

ii)
Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation consist of a comprehensive series of disclosure requirements and presentation rules applicable to financial instruments. Section 3862 revises and enhances the disclosure requirements for financial instruments and Section 3863 carries forward unchanged the presentation requirements.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

2.	Significant Accounting Policies (Continued)

o)	Accounting Policy Changes (Continued)

Section 3862 requires the Company to provide disclosures in its financial statements that enable users to evaluate:

•	the significance of financial instruments for the Company’s financial position and performance,
•	the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and
•	how the Company manages those risks.

iii)
On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective June 1, 2007, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments were required.

iv)
The CICA approved amendments to CICA Handbook Section 1400 “General Standards of Financial Statement Presentation”. These amendments require management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The new requirements of the standard are applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The disclosure is provided in Note 1.

v)
Effective November 1, 2008, the Company implemented CICA Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises.  The adoption of this new standard did not have a material impact on the Company’s financial statements.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

2.	Significant Accounting Policies (Continued)

p)	Future Accounting Pronouncements Not Yet Adopted

i)
In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interests, which together replace Handbook Section 1600, Consolidated Financial Statements.  These two sections are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008).  Handbook Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statement.  The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new sections also require non-controlling interests to be presented as a separate component of shareholders’ equity.

Under Handbook Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582.  The Company is currently assessing the future impact of these new sections on its consolidated financial statements.

ii)
In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to International Financial Reporting Standards (“IFRS”) 3R, Business Combinations (January 2008).  The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.  The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100% of the equity interest in the acquiree is owned at the acquisition date.

The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date.  Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.  Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting.  Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

2.	Significant Accounting Policies (Continued)

p)	Future Accounting Pronouncements Not Yet Adopted (Continued)

The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Earlier adoption is permitted.  This new section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

iii)
Canada’s Accounting Standards Board ratified a plan that will result in Canadian GAAP being converged with International Financial Reporting Standards (“IFRS”) by 2011.  Management has performed a preliminary analysis and highlighted areas where its current Canadian accounting practices differ from IFRS however, the impact on the Company’s consolidated financial statements has not yet been determined.

3.	Mineral Properties

a)	Red Lake Property Group, Ontario

i)	Todd Township Property

On June 23, 2004, the Company was granted an option to earn a 100% interest in the Todd Township Property, approximately 200 acres, in the Red Lake Mining Division, Ontario.  Consideration is the issuance of 100,000 common shares (issued) and $69,000 cash (paid) over a 4 year period.  In addition, the property is subject to a 2% NSR in favour of the optionor. The Company may purchase 1% of the royalty for $600,000.

ii)	Maskooch Lake Property

On June 23, 2004, the Company was granted an option to earn a 100% interest in the Maskooch Lake Property, approximately 1280 acres, in the Red Lake Mining Division, Ontario.  Consideration is the issuance of 100,000 common shares (issued) and $88,000 cash (paid) over a 4 year period.  In addition, the property is subject to a 2% NSR in favour of the optionor.  The Company may purchase 1% of the royalty for $1,000,000.

b)	Silverstrike Property Group, Ontario

i)	Silverstrike Property

On March 28, 2005, as amended December 12, 2008, the Company entered into an option agreement to acquire a 100% interest in the Silver Strike Property, Ontario.  Consideration is $50,000 cash ($50,000 paid), 150,000 common shares (issued) and $80,000 in exploration expenses over 4 years (completed).  The property is subject to a 2% NSR with an option to buy back 0.5% for $500,000 and a second 0.5% buy back for a further $500,000.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

3.	Mineral Properties (Continued)

b)	Silverstrike Property Group, Ontario (Continued)

ii)	Silverclaim Property

On March 28, 2005, as amended January 27, 2009 the Company entered into an option agreement to acquire a 100% interest in the Silver Claim Property, Ontario. Consideration is $150,000 cash ($125,000 paid) and 200,000 common shares (issued).  The property is subject to a 2% NSR with an option to buy back 0.5% for $500,000 and a second 0.5% buy back for a further $500,000.

iii)	Capitol Silver Property

On June 21, 2005 as amended December 12, 2008, the Company entered into an option agreement to acquire a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration is $27,500 cash (paid) and 350,000 shares (issued). The property is subject to a 2% NSR.  The Company may purchase 0.5% for $500,000 and a second 0.5% for a further $500,000.

c)	Donovan Basin Property Group, Ontario

i)	Thompson Property

On March 28, 2005, as amended May 13, 2009, the Company entered into an option agreement to acquire a 100% interest in the Thompson Property, Ontario.  Consideration is $78,000 ($28,000 paid), 150,000 common shares (issued) and $60,000 in exploration expenditures over 4 years (completed). The property is subject to a 2% NSR with an option to buy back 0.5% for $500,000 and a second 0.5% for a further $500,000.

ii)	Kell Mine Property

On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Kell Mine Property, Ontario.  Consideration is $30,000 cash ($30,000 paid), 150,000 common shares (issued) and $60,000 in exploration expenses over 4 years (completed).  The property is subject to a 2% NSR with an option to buy back 0.5% for $500,000 and a second 0.5% for a further $500,000.

iii)	Hudson Bay Property

On June 21, 2005, the Company entered into an option agreement to acquire a 100% interest in the Hudson Bay Silver Mine Property, Ontario.  Consideration is $35,000 cash (paid), 300,000 common shares (issued) and $60,000 in exploration expenses over 3 years (completed).  The property is subject to a 2% NSR, with an option to buy back 0.5% of which can be purchased for $500,000 and a second 0.5% for a further $500,000.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

3.	Mineral Properties (Continued)

d)	Ajax Property Group, Ontario

i)	Ajax Property

On June 13, 2005, the Company entered into a purchase and sale agreement to acquire a 100% interest in the Ajax Property, Ontario.  Consideration is $80,000 cash (paid) and 300,000 common shares (issued).  The property is subject to a 2% NSR with an option to buy back 1% for $1,000,000.

ii)	Banting Chambers Property

On July 21, 2005, the Company entered into an option agreement to acquire a 100% interest in the Banting Chambers Property, Ontario. Consideration is $22,500 cash (paid), 150,000 shares (issued) over two years and $110,000 in exploration expenditures (completed).  A 2% NSR is payable on the property, half of which can be purchased for $500,000.

iii)	Strathy Property

On July 19, 2005, the Company acquired a 100% interest in 3 claims in the Strathy Township property located in Ontario.  Consideration was $20,000 cash (paid).  The property is subject to a 1% NSR, which may be purchased for $250,000 at any time.

iv)	Bompas Property

On December 9 2005, the Company acquired a 100% interest in 2 claims in the Bompas  property. Consideration was $10,000 cash (paid). The property is subject to a 2% NSR, half of which can be purchased for $250,000.

e)	Timmins West Group, Ontario

i)	Fripp Property, Ontario

August 22, 2005, the Company entered into an option agreement to acquire a 100% interest in the Fripp Property, Ontario for $5,000 cash (paid), 100,000 common shares (issued) payable over 4 years, and $20,000 in exploration by December 31, 2005 (completed). The property is subject to a 1% NSR of which half may be purchased for $500,000.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

3.	Mineral Properties (Continued)

e)	Timmins West Group, Ontario (Continued)

ii)	Keith & Sewell Property Group, Ontario

On April 10, 2006, the Company entered into an option agreement to acquire a 100% interest in the Keith and Sewell Property, Ontario. Consideration for the Property consists of $90,000 cash payable over 2 years (paid), 420,000 shares over 2 years (issued), and a work commitment of $90,000 over 3 years (completed). There is a 3% NSR payable to the optionor of which two-thirds may be purchased for $1,500,000.

iii)	Jessop Property, Ontario

On October 16, 2007, as amended January 14, 2009, the Company entered into an option agreement to acquire a 100% interest in the Jessop Property, Ontario.  Consideration is $58,000 cash ($58,000 paid) and 300,000 common shares (300,000 issued) over 3 years.  The property is subject to a 2.5% NSR with a buy back of 1% for $500,000.

iv)	Fripp West Property, Ontario

In February 2008, the Company entered into an option agreement to acquire a 100% interest in the Fripp West Property, Ontario.  Consideration is $20,000 cash (paid) and 200,000 common shares (125,000 issued) over 2 years.  The property is subject to a 2.5% NSR with a buy back of 1% for $500,000.

v)	Sewell East Property, Ontario

On August 5, 2009, the Company entered into an option agreement to acquire a 100% interest in the Sewell East Property, Ontario.  Consideration is $50,000 cash ($20,000 paid) and 300,000 common shares (100,000 issued).  There is a 3% net smelter return.

vi)	Patent Property, Ontario

On May 2, 2006, the Company entered into an option agreement to acquire a 100% interest in the Patent Property, located in Sewell and Reeves Townships, Ontario. Consideration for the Property consisted of $70,000 cash ($50,000 paid), 250,000 shares (issued), and a work commitment of $130,000 over 3 years. There was a 3% NSR payable to the optionor, of which two-thirds may have been purchased for $1,500,000. This property was terminated in December 2008, but it was reinstated in August 25, 2009 with an additional cash payment of $20,000. Total outstanding consideration is $40,000 cash.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

3.	Mineral Properties (Continued)

e)	Timmins West Group, Ontario (Continued)

vii)	Tionaga Property, Ontario

On November 2009, the Company entered into an option agreement to acquire a 100% interest in the Tionaga Property, located in Ontario. Consideration for the Property consists of $100,000 cash ($25,000 paid) and 1,000,000 shares (250,000 issued). There is a 3% NSR payable to the optionor, of which one-half may have been purchased for $1,000,000 for each 0.50% interest, to a total of $3,000,000 for a 1.5% interest.

f)	Blackstock Property, Oke & Ford Property and Timmins North, Ontario

The Blackstock property, the Oke & Ford property and Timmons North were acquired by staking.  There were no underlying agreements.  The staking was done based on management’s interpretation of geological structures found on the properties from government files.

g)	Chapleau Group, Ontario

i)	Forge Lake Property, Ontario and Otter Pond Property, Ontario

The Company entered into an agreement with a public company related by common directors to acquire a 50% interest in the Forge Lake property.  The original agreement dated January 4, 2006 was renegotiated on January 28, 2009. Consideration is $57,000 payable over three years (paid),  40,000 shares of the related company to be reimbursed in cash by the Company, payable after three years, and a payment of 13,333 shares of a related public company, payable after three years. In addition, there is a royalty payable of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement.  Costs comprise annual cash payments, taxes, and minimum work expenditures. to be split 50/50.  The Company will also pay a 15% administration fee to the related company.

The Company entered into an agreement with a public company related by common directors to acquire a 47% interest in the Otter Lake property. The original agreement dated January 4, 2006 was renegotiated on January 28, 2009. Consideration is $143,500 payable over four years ($118,500 paid), 175,000 shares of the related company and 58,333 shares of a related public company at the fair market value of the shares as at the time of issuance to be reimbursed by the Company over three years, a payment of $100,000 and the issuance of 200,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of theagreement.  The Company is responsible for 47% of the costs incurred on this property.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

3.	Mineral Properties (Continued)

g)	Chapleau Group, Ontario (Continued)

i)	Cowie/Aguonie Property, Ontario and Esquega/Corbiere Property, Ontario

•
Agreement with a public company related by common directors to acquire a 50% interest in the Cowie/Aguonie property.  The original agreement dated March 1, 2006 for 33.52 net grid claims in the Cowie and Aguonie Townships. Consideration is for payment of $500 per net grid claim for a 5 year term and $600 for a 5 year renewal term (First 3 years paid) and incur $244,360 per year on exploration expenditures ($311,400 incurred). The Company is responsible for 100% of the cash payments and 50% of the exploration incurred on this property, including a 15% management fee to the public company.

•
Agreement with a public company related by common directors to acquire a 50% interest in the Esquega/Corbiere property.  The original agreement dated July 1, 2005, and amended March 1, 2006 to add additional claims. Consideration is for payment of $176,770 for a 5 year term and $194,820 for a 5 year renewal term ($133,275 paid) and incur $600,080 on exploration expenditures in the first term ($343,755 incurred) and incur $811,750 in exploration expenditures in the renewal term. The Company is responsible for 100% of the cash payments and 50% of the exploration incurred on this property, including a 15% management fee to the public company.

ii)	Chapleau Property, Ontario

On October 1, 2005, the Company entered into an acquisition agreement with a public company related by common directors to acquire a 50% working interest in 47,278 acres of prospective kimberlite ground in the Chapleau area of Ontario.  The Company agreed to pay for staking or leasing costs estimated to be approximately $150,000 (paid) plus 15% for administration on all expenses incurred.  Upon payment of the acquisition cost, an agreement was formed to perform further exploration work on a pro rata basis plus a 15% administration fee as disclosed in the related party note.

h)	Morin, Ontario

On May 28, 2006, as amended May 14, 2009, the Company entered into an option agreement to acquire a 100% interest in the Morin Property, located in the Keith Township, Ontario. Consideration for the Property consists of $90,000 cash (paid) and 220,000 shares over 3 years (issued). There is a 3% NSR payable to the optionor, of which half may be purchased for $1,000,000.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

3.	Mineral Properties (Continued)

i)	Loveland Property Group, Ontario

i)	Loveland Property

On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Loveland 1 Property, located in the Byers and Loveland Townships, Ontario. Consideration for the Property consists of $300,000 cash over 5 years ($200,000 paid), 600,000 shares (400,000 issued), and a work commitment of $150,000 over 5 years (completed). There is a 3% NSR payable to the optionor, of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for a further $1,000,000.

Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property.  A further 100,000 shares will be issued after the completion of a positive feasibility study.

On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Loveland 2 Property, located in the Byers, Thorburn and Loveland Townships, Ontario. Consideration for the Property consists of $300,000 payable over 5 years ($200,000 paid), 600,000 shares payable over 5 years (400,000 issued), and a work commitment of $150,000 over 5 years (completed). There is a 3% NSR payable to the optionor of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for a further $1,000,000. Additional cash consideration in the amount of $25,000 was paid subsequently (August 2009).

Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property.  A further 100,000 shares will be issued after the completion of a positive feasibility study.

ii)	Kamiskotia Property (formerly Moneta Loveland), Ontario

On March 11, 2008, the Company entered into an option agreement to acquire a 100% interest in the Moneta Loveland Property, Ontario.  Consideration is $500,000 cash ($350,000 paid) and 1,350,000 common shares (945,000 issued) over 3 years.  The property is subject to a 2% NSR.

iii)	Loveland Larche Property, Ontario

In November 27, 2008, the Company entered into an option agreement to acquire a 100% interest in the Larche Property, Ontario.  Consideration is $5,000 cash ($5,000 paid).

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

3.	Mineral Properties (Continued)

j)	Dale Gold Property, Ontario

On February 7, 2007 as amended on December 15, 2008, the Company entered into an option agreement to acquire a 100% interest in the Dale Gold property, Ontario. Consideration consists of $42,500 cash (paid) and 300,000 shares payable over 2 years (issued).  The property is subject to a 2% NSR, of which half may be purchased for $1,000,000.

k)	Horwood Property Group, Ontario

i)	Horwood Gold Property

On January 4, 2006, the Company entered into an option agreement to acquire a 100% interest in the Horwood Gold Property, located in Horwood Township, Ontario. Consideration is $50,000 cash (paid) and 200,000 common shares (issued) over a 2 year period. There is a 3% NSR payable to the optionor, of which 2% may be purchased for $1,000,000.

ii)	Horwood Gold 2 Property

On January 4, 2006, the Company entered into an agreement to acquire a 100% interest in the Horwood Gold 2 Property, located in Horwood Township, Ontario. Consideration is $6,000 (paid). There is a 2% NSR to the optionor, of which half may be purchased for $500,000.

iii)	Labbe Property

On January 4, 2006, the Company entered into an option agreement to acquire a 100% interest in the Labbe Property, located in Horwood Township, Ontario. Consideration is $30,000 cash (paid) and 200,000 common shares (issued) over a 2 year period. There is a 3% NSR payable to the optionor, of which 2% may be purchased for $1,000,000.

iv)	Ross Windsor Property

On January 4, 2006, as amended on December 15, 2008, the Company entered into an option agreement to acquire a 100% interest in the Ross Windsor Property, located in Horwood Township, Ontario for $27,500 cash (paid) and 175,000 common shares (issued) over a 3 year period. There is a 3% NSR payable to the optionor, of which 2% may be purchased for $1,000,000.

l)	East Breccia Property, Ontario

On March 1, 2006 as amended on February 10, 2009, the Company entered into an option agreement to acquire a 100% interest in the East Breccia Property, located approximately 65 km north of Saulte Ste. Marie in Nicolet Township, Ontario. Consideration was $127,000 cash ($77,000 paid), 350,000 shares (250,000 issued), and a work commitment of $160,000 over four years (completed). There was a 2% NSR payable to the optionor.  This property was terminated in January 2010.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

3.	Mineral Properties (Continued)

m)	Cummings Property, Ontario

In December 2008, the Company entered into an option agreement to acquire a 100% interest in the Cummings Property, Ontario.  Consideration is $60,000 cash ($10,000 paid).  The property is subject to a 2% NSR with a buy back of 1% for $500,000 and an additional 1% for a further $500,000.

o)	Abandoned Claims

During the periods ended April 30, 2010, 2009 and 2008 the Company abandoned certain staked and optioned claims and as a result wrote off a total of $ 453,719, $9,700, and $2,181,735 respectively in mineral property acquisition and deferred exploration costs.

4.	Exploration Advances

The Company advanced $14,649 as at April 30, 2010 for the drilling of the Maskootch Lake Property (2009 - $Nil).

5.	Related Party Transactions

The following related party transactions were in the normal course of operations and measured at the exchange amount, which is the amount established and agreed to by the related parties.  The amounts due to related parties were unsecured, non-interest bearing and had no specific terms of repayment. In addition to the related party transactions disclosed in the mineral properties and share capital notes, the Company had the following transactions and balances with related parties:

a)
A private company controlled by an officer of the Company was paid $396,000 (2009 - $320,000; 2008 - $250,000) in respect of administrative expenses.  The charges were made under an annual renewable agreement for services and cost recovery.  The agreement can be terminated by either party with 30 days notice.  The services to the Company included supervision and administration of the financial requirements of the Company’s business; producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, professional analysis and planning of exploration programs; promotional materials and other documents required to be disseminated to the public and responding to requests for information or questions; providing secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as required. As at April 30, 2010, $Nil (2009 - $3,753; 2008 - $3,838) was due to the related party.

b)
During the year, fees for consulting services in the amount of $84,750 (2009 - $104,300; 2008 - $175,223) were paid to directors and officers of the Company and to a company controlled by a former officer of the Company. The Company paid exploration expenditures of $Nil (2009 - $Nil; 2008 - $Nil) to a public company controlled by an officer of the Company and $Nil (2009 - $Nil; 2008 - $63,564) to a public company with common directors.  At April 30, 2010, $11,746 (2009 - $41,904; 2008 - $40,952) was owed to the related parties.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

5.	Related Party Transactions (Continued)

c)
During 2006, the Company acquired a 50% interest in the Chapleau, Forge Lake, and Otter Pond mineral properties from a company with common directors.  The Company incurred and deferred $Nil (2009 - $14,826; 2008 - $535,550) for acquisition and exploration expenses and management fees of $Nil (2009 - $2,224; 2008 - $80,251) charged by the related company on these properties.  At April 30, 2010, $223,148 (2009 - $446,422; 2008 - $977,537) was owed to the related company.

d)	As April 30, 2010 the Company had receivables from one public company related by directors and officers in common of $Nil (2009 – $2,340; 2008 - $Nil).

6.	Share Capital

a)	Authorized

Unlimited number of common shares without par value

b)	Private Placements

Period ended April 30, 2010

i)
On January 13, 2010, the Company closed the second tranche of the private placement arranged on December 18, 2009, consisting of 1,011,250 flow-through (“FT”) and 1,570,000 non flow-through (“NFT) units at a price of $0.08 per unit. Total proceeds were $206,500. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder of the flow-through shares to purchase one additional common share at a price of $0.10 per share in the first two years and entitling the holder of the non flow-through shares to purchase one additional common share at a price of $0.10 per share in the first two years and $0.15 in year three and $0.20 in year four and five.

ii)
On December 22, 2009, the Company closed the first tranche of the private placement arranged on December 18, 2009, consisting of 22,169,000 flow-through (“FT”) and 540,000 non flow-through (“NFT) units at a price of $0.08 per unit. Total proceeds were $1,816,720. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder of the flow-through shares to purchase one additional common share at a price of $0.10 per share in the first two years and entitling the holder of the non flow-through shares to purchase one additional common share at a price of $0.10 per share in the first two years and $0.15 in year three and $0.20 in year four and five.

iii)
On November 16, 2009, the Company closed the second tranche of the private placement arranged on September 25, 2009, consisting of 1,350,000 flow-through (“FT”) and 13,010,000 non flow-through (“NFT) units at a price of $0.08 for FT and $0.06 for NFT per unit. Total proceeds were $888,600. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.07 per share in the first year and $0.20 per share in the second, third and fourth years.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

6.	Share Capital (Continued)

b)	Private Placements (Continued)

Year ended October 31, 2009

iv)
On October 19, 2009, the Company closed the first tranche of the private placement arranged on September 25, 2009, consisting of 200,000 flow-through (“FT”) and 11,981,000 non flow-through (“NFT) units at a price of $0.08 for FT and $0.06 for NFT per unit. Total proceeds were $734,860. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.07 per share in the first year and $0.20 per share in the second, third and fourth years.

v)
On August 18, 2009, the Company closed the second tranche of the private placement arranged on July 2, 2009, consisting of 1,086,444 flow-through and 7,323,000 non flow-through units at a price of $0.05 for FT and $0.045 for NFT per unit. Total proceeds were $383,857. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year.

vi)
On July 20, 2009 and September 11, 2009, the Company closed the second tranche of the private placement arranged on June 5, 2009, consisting of 3,128,000 flow-through and 3,000,000 non flow-through units at a price of $0.05 for FT and $0.045 for NFT per unit. Total proceeds were $291,400. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year.

vii)
On July 15, 2009, the Company closed the first tranche of the private placement arranged on July 2, 2009, consisting of 4,440,000 non flow-through units at a price of $0.045 per unit. Total proceeds were $199,800. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

6.	Share Capital (Continued)

b)	Private Placements (Continued)

viii)
On June 10, 2009, the Company closed the first tranche of the private placement arranged on June 5, 2009, consisting of 3,200,000 flow-through and 777,778 non flow-through units at a price of $0.05 for FT and $0.045 for NFT per unit. Total proceeds were $195,000. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year.

ix)
On January 15, 2009, the Company closed the second tranche of the private placement arranged on December 8, 2008, consisting of 3,516,667 flow-through and 1,000,000 non flow-through units at a price of $0.06 per unit. Total proceeds were $271,000. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10 per share.

x)
On December 31, 2008, the Company closed the first tranche of the private placement arranged on December 8, 2008, consisting of 16,023,332 flow-through and 266,666 non flow-through units at a price of $0.06 per unit. Total proceeds were $977,400.  Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10 per share.

Year ended October 31, 2008

xi)
On October 27, 2008, the Company closed the private placement arranged on September 9, 2008, consisting of 17,157,000 flow-through and 2,063,050 non flow-through units at a price of $0.10 per unit. Total proceeds were $1,922,005, $390,000 of which was received during the year ended October 31, 2009. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

xii)
On August 27, 2008, the Company closed the private placement arranged on August 19, 2008, consisting of 4,400,000 flow-through units at a price of $0.13 per unit. Total proceeds were $572,000. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

6.	Share Capital (Continued)

b)	Private Placements (Continued)

xiii)
On July 16, 2008, the Company closed the private placement arranged on May 15, 2008, consisting of 1,685,000 non flow-through units at a price of $0.25 per unit. Total proceeds were $421,250. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share.

xiv)
On May 15, 2008, the Company closed the second tranche of the private placement arranged on March 19, 2008, consisting of 2,952,750 flow-through units at a price of $0.28 and 3,870,000 non flow-through units at a price of $0.25 per unit. Total proceeds were $1,794,270. Each unit is comprised of one common share and one non flow-through non transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share.

xv)
On April 23, 2008, the Company closed the first tranche of the private placement arranged on March 19, 2008, consisting of 4,342,069 flow-through units at a price of $0.28 and 140,000 non flow-through units at a price of $0.25 per unit.  Total proceeds were 1,250,780.  Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share.

c)	Warrants

As at April 30, 2010, there were 132,203,006 (2009 – 69,149,034) warrants outstanding as follows:

	NUMBER OF WARRANTS	EXERCISE PRICE

Outstanding and exercisable at October 31, 2008	61,447,369
Warrants expired	(24,837,500)	$0.07, 0.15, 0.30
Warrants granted	55,942,887	$0.05, 0.07, 0.10
Outstanding and exercisable at October 31, 2009	92,552,756
Warrants granted	39,650,250	$0.07 & 0.10
Outstanding and exercisable at April 30, 2010	132,203,006

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

6.	Share Capital (Continued)

c)	Warrants (Continued)

EXPIRY DATE	EXERCISE PRICE	NUMBER OF WARRANTS
July 15, 2010	$0.30	1,685,000
August 26, 2010	$0.15	4,400,000
October 27, 2010	$0.15	19,220,050
December 31, 2010	$0.10	16,289,998
January 14, 2011	$0.10	4,516,667
June 9, 2010/2011	$0.05/0.10	3,977,778
July 14, 2010/2011	$0.05/0.10	4,440,000
July 19, 2010/2011	$0.05/0.10	4,998,333
August 17, 2010/2011	$0.05/0.10	8,409,444
September 10, 2010/2011	$0.05/0.10	1,129,667
December 21, 2011 – FT	$0.10	22,169,000
January 12, 2012 – FT	$0.10	1,011,250
April 21, 2013	$0.10/0.15/0.20	4,482,069
May 15, 2013	$0.10/0.15/0.20	6,822,750
October 18, 2010/2011/2014	$0.07/$0.20	12,181,000
November 15, 2010/2011/2014	$0.07/$0.20	14,360,000
December 21, 2011/2014 - NFT	$0.10, 0.15 & 0.20	540,000
January 12, 2012/2015 - NFT	$0.10, 0.15 & 0.20	1,570,000

		132,203,006

As at April 30, 2010 the weighted average remaining contractual life of the share purchase warrants was 1.93 years (2009 – 1.22) and the weighted average exercise price was $0.10 (2009 - $0.16).

On March 02, 2009, the Company re-priced 8,107,500 warrants, with an expiry date of May 23, 2009 from $0.15 to $0.07 per warrant. The fair value of the re-priced warrants was recorded at $32,291, and was estimated using the Black-Scholes pricing model with the following assumptions:

•	Expected share price volatility of 103%;
•	Risk free interest rate of 0.54%;
•	Expected life of 0.22; and
•	No dividend yield.

On April 12, 2010, the Company extended the expiration date of 4,482,069 warrants from April 21, 2010 to April 21, 2013 and 6,822,750 warrants from May 15, 2010 to May 15, 2013, and changed their prices to $0.10 for the third year, $0.15 for the fourth year, and $0.20 for the fifth year.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

6.	Share Capital (Continued)

d)	Options

At April 30, 2010, there were 26,162,000 (2009 – 19,470,000) options outstanding as follows:

	NUMBER OF OPTIONS	EXERCISE PRICE

Outstanding and exercisable at October 31, 2008	12,250,000
Options granted	10,180,000	$0.10
Options expired	(380,000)	$0.20
Options cancelled	(748,000)	$0.20
Outstanding and exercisable at October 31, 2009	21,302,000
Options granted	5,010,000	$0.10
Options cancelled	(150,000)	$0.10
Outstanding and exercisable at April 30, 2010	26,162,000

EXPIRY DATE	EXERCISE PRICE	NUMBER OF OPTIONS

July 27, 2010	$0.10	1,420,000
November 16, 2010	$0.10	1,261,000
February 1, 2011	$0.10	605,000
July 5, 2011	$0.10	1,395,000
November 2, 2011	$0.10	87,000
April 16, 2012	$0.10	1,748,000
April 29, 2013	$0.10	4,716,000
February 26, 2014	$0.10	7,340,000
September 22, 2016	$0.10	2,580,000
February 15, 2017	$0.10	5,010,000
		26,162,000

EXERCISE PRICE	NUMBER OF OPTIONS OUTSTANDING AND EXERCISABLE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE

$0.10	26,162,000	3.81	$0.10
	26,162,000	3.81	$0.10

As at April 30, 2010 the weighted average remaining contractual life of the options was 3.81 years (2009 – 3.65) and the weighted average exercise price was $0.10 (2009 - $0.14).

On February 12, 2010, the Company granted 2,400,000 incentive stock options to directors of the Company and 2,610,000 to employees and consultants for a period of seven years. The fair value of the stock based compensation options was estimated on the date of grant in the amount of $250,500 using the Black-Scholes valuation model with the following assumptions: i) exercise price per share of $0.10; ii) expected share price volatility of 91.85%; iii) risk free interest rate of 2.87%; iv) no dividend yield. All of the options granted vested immediately. Included in stock based compensation expense is $120,000 for options issued to directors and officers.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

6.	Share Capital (Continued)

d)	Options (Continued

On February 27, 2009, the Company re-priced 8,983,000 options that expire from February 01, 2011 through April 30, 2013.  The options were originally valued between $0.12 and $0.22, and were re-priced to $0.10. The re-pricing of insiders’ options is subject to shareholders’ approval. The fair value of the options was estimated on the date of re-pricing, to be $67,865 using the Black-Scholes valuation model.

Stock Option Grants – Year ended October 31, 2009

On September 23, 2009, the Company granted 2,580,000 incentive stock options at a price of $0.10 per share, exercisable for a period of five years. In February 2010, the period was extended to seven years. Stock based compensation amount didn’t change.

On February 27, 2009, the Company granted 7,600,000 incentive stock options at a price of $0.10 per share, exercisable for a period of five years.

Stock Option Grants – Year ended October 31, 2008

On April 30, 2008, the Company granted 5,231,000 incentive stock options at a price of $0.22 per share, exercisable for a period of five years.

e)	Stock Based Compensation

The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, employees, and consultants to acquire up to 10% of the issued and outstanding common stock.

Stock based compensation on options in the period ended April 30, 2010 was $250,500 (2009 - $329,015; 2008 - $785,000).

The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

	2009
	REPRICING	2009	2008

Average risk-free interest rate	1% - 2%	2.5%	3%
Expected life	1.93 – 4.17	5 years	5 years
Expected volatility	87% - 106%	92% - 93%	85%
Expected dividends	Nil	Nil	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

6.	Share Capital (Continued)

f)	Flow-Through Commitment

In February 2010, the Company renounced $2,461,742 (2009 - $5,310,649). The tax liabilities of $738,523 (2009 - $1,593,195) associated with these expenditures have been recorded in February 2010.

7.	Commitments

a)
On September 21, 2006, the Company’s shareholders approved a Plan of Arrangement (“the Arrangement”) dated August 11, 2006 to reorganize certain of the Company’s diamond properties. On September 26, 2006, the final court order approving the Arrangement between the Company and its newly formed subsidiary, Diamondcorp Resources Inc. (“Diamondcorp”), was accepted.

On the effective date of the Arrangement yet to be determined, the Company’s common shares will be restructured into new common shares and reorganization shares. On the effective date, each shareholder will receive three new common shares and one reorganization share for each three common shares of the Company held on the effective date. Each reorganization share will be exchanged for one Diamondcorp common share such that Diamondcorp will hold all of the reorganization shares. The Company will then redeem all of the reorganization shares and the transfer of the certain mineral properties to Diamondcorp will satisfy the aggregate redemption price.

The transferred mineral properties and related obligations in respect of these properties held by the Company will be at their carrying values in consideration for a corresponding number of Diamondcorp shares issued at fair value.  In addition as contingent consideration from Diamondcorp, certain of the Company’s mineral property agreements contain anti-dilution provisions such that the issue of the Company’s shares will also require the issue of Diamondcorp shares on a three to one basis.

On the effective date, the exercise price of all outstanding options and warrants will be adjusted and the options and warrants shall be separated so as to be exercisable separately into new common shares and Diamondcorp common shares on the basis that for every three common shares purchasable on exercise of the options and warrants prior to the effective date, the holder thereof will be entitled to purchase, on exercise of options and warrants, three new common shares and separately one Diamondcorp Common Share.

b)
The Company entered into a loan agreement dated August 4, 2006, as extended August 1, 2007, with Diamondcorp and advanced $100,000 for necessary working capital and to meet expenses prior to the effective date. The working capital loan bears interest from the date of each advance to the day of repayment at the rate of 5% per annum with interest being added to the principal on each annual anniversary of the date of advance. The entire working capital loan and interest accrued from such advance was repaid in the amount of $90,000 on February 2, 2009 and the balance on May 4, 2009.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

7.	Commitments (Continued)

c)
By an agreement dated February 1, 2009, the Company entered into an administrative services agreement with a company controlled by a director and officer as described in the related party note.  A management fee was payable at a minimum monthly fee of $60,000, a maximum monthly fee of $70,000 in higher activity periods, and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

8.	Income Taxes

A reconciliation of income taxes at statutory rates to the Company’s effective income tax expense is as follows:

	2009	2008	2007

Statutory tax rate	30%	32%	34%

Computed tax recovery	$(551,000)	$(1,355,000)	$(80,000)
Changes in temporary differences	-	-	(33,000)
Unrecognized items for tax purposes	179,000	949,000	117,000
Benefit of income tax assets recognized (not recognized)	(1,011,000)	324,480	(1,181,276)
Expenses resulting from change to tax rate	-	22,000	-

	$(1,383,000)	$(59,520)	$(1,177,276)

The significant components of the Company’s future income tax assets are as follows:

	2009	2008	2007

Exploration and development deductions	$(1,426,000)	$(33,000)	$(678,000)
Non-capital losses carried forward	1,507,000	1,478,000	1,089,000
Other temporary differences	-	-	72,000
	81,000	1,445,000	483,000
Valuation allowance	(81,000)	(1,445,000)	(483,000)

	$-	$-	$-

The Company has Canadian non-capital losses carried forward of approximately $6,029,000 (2008 - $4,668,374) that may be available for tax purposes.  The potential tax benefits of these losses have not been recognized as realization is not considered more likely than not.  The losses expire as follows:

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

8.	Income Taxes (Continued)

2010	$70,000
2014	$277,000
2015	$319,000
2016	$349,000
2017	$950,000
2027	$1,168,000
2028	$1,487,000
2029	$1,409,000
$6,029,000

The Company has resource pools of approximately $9.8 million (2008 - $13.6 million) available to offset future taxable income.  The tax benefit of these amounts is available for carry-forward indefinitely.

The Company is permitted, under Canadian income tax legislation, to renounce flow-through related resource expenditures to investors in advance of the Company incurring the expenditure. In accordance with this legislation, the Company has twelve months following the effective date of renunciation to incur the expenditures. The Company begins incurring interest charges for unspent funds after one month and fees for unspent funds at the end of the calendar year following the effective date of renunciation, and until such time as funds are fully expended.

In connection with the issuance of flow-through shares, to date the Company has renounced, to the shareholders, the tax benefits associated with $5,310,650 (2008 - $192,000) in Canadian exploration expenditures incurred. Future income taxes of $1,383,000 (2008 - $59,520; 2007 - $1,177,276) on the exploration expenditures renounced to shareholders were applied against share capital.

During fiscal 2008 the Company incurred a $42,910 (2008 - $Nil; 2007 - $105,322) Part XII.6 tax expense on the monthly unspent balance of flow-through funds.

At April 30, 2010, the Company was obligated to incur $1,602,207 (2009 - $2,225,136) in eligible Canadian exploration expenses (CEE) prior to December 31, 2010 and $79,400 prior to December 2012 pursuant to flow-through share purchase agreements. The Company met its CEE obligations for December 31, 2009 and 2008.

9.	Capital Management

The Company manages capital with the goal to safeguard the Company’s ability to continue as a going concern and ensure its ability to further explore and develop its mineral property holdings in Canada. The Company includes cash and the components of shareholders’ equity in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

9.	Capital Management (Continued)

To ensure continued operations, the Company depends on external financing to fund its activities. The Company defines capital that it manages as share capital, and cash and cash equivalents. In the past fiscal year the Company has completed private placements, which provided sufficient funding for the current year’s operational activities.

In the past, the Company has been successful in raising funds through the issuance of share capital. It is uncertain, however, how successful the Company will be in raising more funds in the current difficult market conditions. The Company currently has insufficient funds for its operational activities and will require equity financing, joint ventures or other forms of financing in order to fund continued exploration activities, flow-through expenditure obligations, and administrative overhead costs for the coming year.

10.	Financial Instruments and Risk Management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the notes to these consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

As at April 30, 2010, the classification of the financial instruments, as well as their carrying values and fair values, are shown in the table below:

	HELD FOR TRADING	LOANS AND RECEIVABLES/ OTHER	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash and cash equivalents	$11,357	$-	$11,357	$11,357

Financial liabilities
Accounts payable and accrued liabilities	$-	$1,181,393	$1,181,393	$1,181,393
Accounts payable, related parties	-	266,746	266,746	266,746
	$-	$1,448,139	$1,448,139	$1,448,139

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgement is required to develop certain of these estimates.  The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies.

The methods and assumptions used to estimate the fair value of financial instruments are described below:

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

10.	Financial Instruments and Risk Management (Continued)

The Company is exposed to potential loss from various risks including commodity price risk, interest rate risk, credit risk and liquidity risk. Based on the Company’s operations the liquidity risk and commodity risk are considered the most significant.

a)	Commodity price risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market prices of base and precious metals including silver, zinc and lead, and the outlook for these metals. The Company does not have any hedging or other derivative contracts respecting its operations.

Market prices for metals historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators.  The Company has elected not to actively manage its commodity price risk, as the nature of Company’s business is in exploration.

c)	Liquidity risk

The liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk through careful management of its financial obligations in relation to its cash position. Using budgeting processes the company manages its liquidity requirements based on expected cash flow to ensure there are adequate funds to meet the short term obligations during the year.

During the past year the Company has been able to maintain its liquidity position through private placements. However, the difficult market conditions make it uncertain whether the Company can continue to raise adequate funds to meet its financial obligations.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

12.	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements have been prepared in accordance with GAAP in Canada that differ in certain material respects from GAAP in the United States (“US”).  The major differences between Canadian and US GAAP, which affect the Company’s consolidated financial statements, are as follows:

a)	Mineral property exploration and development

Under US GAAP, mineral exploration and development property expenditures are expensed in the year incurred in a development stage company until there is substantial evidence that a commercial body of ore has been located.  Canadian GAAP allows resource exploration and development property expenditures to be deferred and capitalized during this process.  Accordingly, for US GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and capitalized exploration costs, which have been incurred by the Company, for which commercially mineable revenues do not exist.

Flow-through shares

Under Canadian income tax legislation a company is allowed to issue flow-through shares pursuant to which the Company renounces Canadian exploration expenditures to the flow-through share investors for an amount equal to the share issuance price.
Under Canadian GAAP, the Company recognizes a future income tax benefit upon the renouncement of these exploration expenditures for the amount of the future tax value of the expenditures renounced. Under U.S. GAAP, the recognition of this future income tax benefit is limited to the extent that the issue price of the flow-through shares exceeds the fair value of the Company’s shares on the date that the flow-through shares are sold.  This price difference has not been significant and the entire future tax benefit recorded under Canadian GAAP has not been recognized for US GAAP purposes.

The effects on the Company’s consolidated financial statements are summarized below:

	2010	2009	2008
Consolidated Statements of Operations and Comprehensive Loss

Net loss and comprehensive loss for the year under:
Canadian GAAP	$(1,196,209)	$(450,407)	$(4,232,821)
Add: Mineral property exploration and development expenditures	(1,918,801)	(1,595,835)	(9,870,744)
Less: Write-down of properties	453,719	72,248	2,181,735
Add: Flow-through shares future income tax benefit not recognized	(224,031)	(1,383,000)	(59,520)
Net loss under US GAAP	$(2,885,322)	$(3,356,994)	$(11,981,350)
Loss per share – US GAAP	$(0.01)	$(0.02)	$(0.09)

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

12.	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (Continued)

	2010	2009	2008

Consolidated Statements of Cash Flows

Cash flows (used in) operating activities – Canadian GAAP	$(832,146)	$(1,208,433)	$(1,932,338)
Exploration advances	245,351	(240,000)	-
Mineral exploration costs capitalized in the year and not expensed	(1,986,109)	(2,341,557)	(7,639,579)
Cash flows (used in) operating activities – US GAAP	$(2,572,904)	$(3,789,990)	$(9,571,917)

Cash flows (used in) investing activities – Canadian GAAP	$(1,740,758)	$(2,581,557)	$(7,639,579)
Exploration advances	(245,351)	240,000	-
Mineral exploration costs capitalized in the year and not expensed	1,986,109	2,341,557	7,639,579
Cash flows (used in) investing activities – US GAAP	$-	$-	$-

	2010	2009	2008

Consolidated Balance Sheets
Assets
Mineral Properties
Canadian GAAP	$17,029,100	$15,564,018	$14,040,431
Resource property expenditures (cumulative)	(17,029,100)	(15,564,018)	(14,040,431)

United States GAAP	$-	$-	$-

Stockholders’ Equity
Canadian GAAP	$15,650,214	$15,183,007	$12,754,179
Resource property expenditures (cumulative)	(17,029,100)	(15,564,018)	(14,040,431)
United States GAAP	$(1,378,886)	$(381,011)	$(1,286,252)

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

12.	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (Continued)

b)	New accounting pronouncements

Recently Issued United States Accounting Pronouncements:

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting standards related to its accounting standards codification of the hierarchy of generally accepted accounting principles.  The new standard is the sole source of authoritative generally accepted accounting principles of the United States (“U.S. GAAP”) to be applied by nongovernmental entities.  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  The Codification superseded non-SEC accounting and reporting standards.  All accounting literature that is not in the Codification, not issued by the SEC and not otherwise grandfathered is non-authoritative.  The new standard is effective for the Company’s interim quarterly period beginning September 1, 2009.  Pursuant to the provisions of FASB ASC 105, the Company has updated the references to GAAP in its financial statements...

In June 2009, the FASB issued new accounting standards to address the elimination of the concept of a qualifying special purpose entity which also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity.  Additionally, this standard provides more timely and useful information about an enterprise’s involvement with a variable interest entity.  The standard will become effective in the first quarter of the Company’s fiscal 2010.  We are currently evaluating the impact of this standard on our consolidated financial statements.

In May 2009, FASB issued new accounting standards on subsequent events that established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  Specifically, it provides (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  The new standard is effective for interim or annual periods ending after June 15, 2009.  The Company has evaluated all subsequent events through the date of filing of its Form 20-F for the year ended October 31, 2009.

In April 2009, the FASB issued new accounting standards on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly.  This new standard provides additional guidance for estimating fair value in accordance with the accounting standard on fair value measurements, when the volume and level of activity for the asset or liability have significantly decreased.  This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly.  This FSP emphasizes that even if there has been a

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

12.	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (Continued)

b)	New accounting pronouncements (Continued)

Recent United States Accounting Pronouncements: (Continued)

significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  The new standard is effective for interim and annual reporting periods ending after June 15, 2009.

In April 2009, the FASB issued new accounting standards on recognition and presentation of other-than-temporary impairments.  This amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments in the financial statements.  The most significant change is a revision to the amount of other-than-temporary loss of a debt security recorded in earnings.  The new standard is effective for interim and annual reporting periods ending after June 15, 2009.

In April 2009, the FASB issued new accounting standards on interim disclosure about fair value of financial instruments.  The standard requires disclosure about the fair value of financial instruments for interim reporting periods as well as annual statements.  The standard is effective for the Company as of November 1, 2009.

In March 2009, the FASB issued new accounting standards on disclosures about derivative instruments and hedging activities that intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows.  The new standard also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses.  The standard is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning November 1, 2009.

In December 2007, the FASB issued new accounting standards on, business combinations that established principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  The standard requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and shall be applied prospectively as of the Company’s fiscal year ended November 1, 2009.

The adoption of these above described new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or consolidated results of operations.

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

12.	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (Continued)

c)	Cumulative inception to date information

Statement of Financial Accounting Standards No. 7, “Accounting and Reporting by Development Stage Enterprises” requires mining companies in the exploration stage to report additional cumulative information from inception.  The Company changed its business in the year ended October 31, 2002 and entered the mining exploration business.  The following information includes cumulative inception to date information from November 1, 2001.  Pre-exploration stage stockholders’ deficiency as of October 31, 2001 in the amount of $(67,604) comprised of issued share capital and deficit in the amounts of $3,297,092 (2,309,651 common shares) and $(3,364,696) respectively, have been excluded from the cumulative inception to date information.

Consolidated Balance Sheets (US GAAP)	Cumulative Amounts From Inception
Shareholders’ Equity (Stockholders’ Equity)	NUMBER OF SHARES	SHARE AMOUNT
Share Capital
Issued for
Loan bonus	411,111	$80,000
Property acquisition	8,861,269	1,422,240
Shares for debt	5,399,438	681,864
Issued for cash
Private placements	208,586,554	22,577,367
Exercise of options/warrants	41,497,833	5,714,267
Share issuance costs	-	(1,258,411)
Share Subscriptions Receivable	-	-
Fair value of stock options exercised	-	12,521
Cancellation of the escrow shares	(25,000)	(250)
	264,731,205	29,229,598
Contributed Surplus		2,209,995
Deficit Accumulated During The Exploration Stage		(32,479,907)
		$(1,040,314)

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

12.	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (Continued)

c)         Cumulative inception to date information (Continued)

Consolidated Statements of Operations and Comprehensive Loss (US GAAP)	Cumulative Amounts From Inception
Administrative Expenses
Amortization	$1,826
Consulting fees	1,457,709
Financing fees	112,500
Interest on debt	79,933
Investor relations and promotion	727,499
Legal and accounting	499,723
Management fees	2,756,375
Office and miscellaneous	272,543
Part XII.6 tax	176,702
Regulatory fees	357,938
Stock based compensation	2,164,492
Transfer agent fees	93,781
Write-off of mineral properties	453,719
Recovery of prior year expenses	(21,830)
Other Income (Expenses)
Re-pricing of Warrants	27,774
Mineral property exploration and development	23,359,238
Interest income	(40,014)
Net Loss And Comprehensive Loss From Inception	$(32,479,907)

Amador Gold Corp.
Notes to the Consolidated Financial Statements (Unaudited)

Periods Ended April 30, 2010 and 2009

12.	Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (Continued)

c)	Cumulative inception to date information (Continued)

Statements of Cash Flows (US GAAP)	Cumulative Amounts From Inception
Cash Provided By (Used For)

Operating Activities
Net loss and comprehensive loss from inception	$(32,479,907)
Add items not affecting cash:
Amortization	1,826
Shares and options issued for mineral properties and loans	2,184,104
Other assests written off	453,719
Stock based compensation	2,164,492
Re-pricing of warrants	27,774
Change in non-cash operating assets and liabilities	626,424
(27,021,568)
Financing Activities
Issuance of share capital	28,291,634
Share issuance costs	(1,258,661)
27,032,973
Investing Activity
Purchase of equipment	(1,826)

Net Increase (Decrease) In Cash And Cash Equivalents	$9,579

Amador Gold Corp.
Schedule of Mineral Property Expenditures (Unaudited)

For the period ended April 30, 2010

	Red Lake Group Ontario	Silverstrike Group Ontario	Donovan Basin Ontario	Ajax Group Ontario	Timmins West Group Ontario	Blackstock Ontario	Oke & Ford Property Ontario
Acquisition Costs
Opening balance	$220,154	$299,130	$243,760	$203,698	$377,265	$33,960	$134,300
Staking costs	-	-	-	-	65,000	-	-
Option payments cash	-	35,000	18,000	-	-	-	-
Option payments shares	-	-	-	-	31,000	-	-
Administration fee	-	-	-	-	-	-	-
Write-off	-	-	-	-	-	-	-
Closing balance	220,154	334,130	261,760	203,698	473,265	33,960	134,300

Deferred Exploration
Opening balance	596,919	1,735,722	807,344	1,713,114	713,803	37,319	-
Consulting	-	473	-	-	-	-	-
Drilling	297,089	-	-	-	-	-	-
Geological	88,967	2,091	697	188	8,413	-	-
Line cutting	-	-	-	-	26,280	-	-
Mapping and sampling	15,110	-	-	-	-	-	-
Equipment rentals	13,935	-	-	-	272	-	-
Administration fee	-	-	-	-	-	-	-
Surveying	-	-	-	(13,297)	42,800	-	-
Write-off	-	-	-	-	-	-	-
Closing balance	1,012,022	1,738,286	808,041	1,700,004	791,568	37,319	-
Balance, End Of Period	$1,232,175	$2,072,416	$1,069,801	$1,903,702	$1,264,833	$71,279	$134,300

Amador Gold Corp.
Schedule of Mineral Property Expenditures (Unaudited)

For the period ended April 30, 2010

	Chapleau Group Ontario	Morin Property Ontario	Loveland Property Group Ontario	Horwood Group Ontario	Dale Gold Property Ontario	East Breaccia Ontario
Acquisition Costs
Opening balance	$564,806	$121,200	$1,180,119	$278,622	$86,250	$154,084
Staking costs	-	-	250	-	-	-
Option payments cash	15,000	-	50,000	-	-	-
Option payments shares	-	-	-	-	-	-
Administration fee	2,250	-	-	-	-	-
Write-off	-	-	-	-	-	(154,084)
Closing balance	582,056	121,200	1,230,369	278,622	86,250	-

Deferred Exploration
Opening balance	1,389,989	2,868	2,279,698	1,716,119	21,808	178,891
Consulting	-	-	775	-	-	-
Drilling	-	-	471,368	213,493	-	92,761
Geological	-	-	97,273	83,431	175	15,571
Line cutting	-	-	1,765	-	-	4,967
Mapping and sampling	-	-	79,498	39,617	-	1,179
Equipment rentals	-	-	12,960	27,693	-	-
Administration fee	-	-	2,999	-	-	-
Surveying	-	-	-	-	-	-
Write-off	-	-	-	-	-	(293,370)
Closing balance	1,389,989	2,868	2,946,336	2,080,352	21,983	-
Balance, End Of Period	$1,972,045	$124,068	$4,176,705	$2,358,974	$108,233	$-

Amador Gold Corp.
Schedule of Mineral Property Expenditures (Unaudited)

For the period ended April 30, 2010

	Timmins North, Ontario	Rawlinson Lake Ontario	Cummings Ontario	Total
Acquisition Costs
Opening balance	$55,160	$-	$5,000	$3,957,509
Staking costs	68,759	-	-	69,009
Option payments cash	-	-	5,000	188,000
Option payments shares	-	-	-	31,000
Administration fee	-	-	-	2,250
Write-off	-	-	-	(154,084)
Closing balance	123,919	-	10,000	4,093,684

Deferred Exploration
Opening balance	406,650	6,265	-	11,606,509
Consulting	-	-	-	1,248
Drilling	-	-	-	1,074,710
Geological	-	-	-	296,805
Line cutting	-	-	-	33,012
Mapping and sampling	-	-	-	135,405
Equipment rentals	-	-	-	54,588
Administration fee	-	-	-	3,271
Surveying	-	-	-	29,503
Write-off	-	(6,265)	-	(299,635)
Closing balance	406,650	-	-	12,935,416
Balance, End Of Period	$530,569	$-	$10,000	$17,029,100

Amador Gold Corp.
Schedule of Mineral Property Expenditures (Unaudited)

For the period ended April 30, 2009

	Red Lake Group Ontario	Silverstrike Group Ontario	Donovan Basin Ontario	Ajax Group Ontario	Fripp Ontario	Blackstock Ontario	Oke & Ford Property Ontario	Forge Lake Ontario	Otter Pond Property Ontario
Acquisition Costs
Opening balance	$218,714	$281,730	$240,460	$203,698	$61,007	$25,360	$134,300	$46,827	$44,101
Staking costs	-	-	-	-	-	8,600	-	-	-
Option payments cash	-	7,500	-	-	-	-	-	-	-
Option payments shares	-	8,250	-	-	-	-	-	-	-
Finder’s fees cash	-	-	-	-	-	-	-	-	-
Administration fee	-	-	-	-	-	-	-	-	-
Write-off	-	-	-	-	-	-	-	-	-
Closing balance	218,714	297,480	240,460	203,698	61,007	33,960	134,300	46,827	44,101

Deferred Exploration
Opening balance	575,104	1,581,412	737,020	1,672,562	328,926	36,619	-	5,647	5,031
Consulting	8,262	100	-	-	-	-	-	-	-
Drilling	-	-	-	10,500	-	-	-	-	-
Geological	2,344	10,609	4,247	2,393	11,502	700	-	-	-
Line cutting	-	-	-	-	8,740	-	-	-	-
Mapping and sampling	8,735	30,316	2,310	650	1,039	-	-	-	-
Equipment rentals	706	6,754	1,980	1,188	1,129	-	-	-	-
Miscellaneous	-	-	-	-	-	-	-	-	-
Administration fee	-	12,000	-	-	-	-	-	-	-
Surveying	-	52,456	55,220	24,185	-	-	-	-	-
Write-off	-	-	-	-	-	-	-	-	-
Closing balance	595,151	1,693,646	800,777	1,711,478	351,336	37,319	-	5,647	5,031
Balance, End Of Period	$813,865	$1,991,126	$1,041,237	$1,915,176	$412,343	$71,279	$134,300	$52,474	$49,132

Amador Gold Corp.
Schedule of Mineral Property Expenditures (Unaudited)

For the period ended April 30, 2009

	Morin Property Ontario	Loveland Property Group Ontario	Chewett Property Ontario	Dale Gold Property Ontario	Chapleau Ontario	Horwood Ontario	East Breaccia Ontario	Keith & Sewell Ontario
Acquisition Costs
Opening balance	$87,200	$527,144	$20,180	$65,500	$399,529	$265,872	$134,584	$198,758
Staking costs	-	3,400	-	-	-	-	-	-
Option payments cash	-	50,000	-	-	-	7,500	15,000	-
Option payments shares	-	-	-	-	-	5,250	-	-
Finder’s fees cash	-	-	-	-	-	-	-	-
Administration fee	-	-	-	-	-	-	-	-
Write-off	-	-	-	-	-	-	-	-
Closing balance	87,200	580,544	20,180	65,500	399,529	278,622	149,584	198,758

Deferred Exploration
Opening balance	831	1,655,133	29,468	21,721	1,422,201	1,516,280	172,185	229,252
Consulting	-	-	-	-	-	-	-	-
Drilling	-	226,682	-	-	-	650	-	79
Geological	438	125,367	-	88	6,378	4,535	6,706	1,638
Line cutting	-	-	-	-	344	-	-	-
Mapping and sampling	-	37,994	-	-	8,104	1,793	-	2,443
Equipment rentals	-	21,305	-	-	-	706	-	-
Miscellaneous	-	-	-	-	-	-	-	-
Administration fee	-	-	-	-	2,224	12,000	-	-
Surveying	-	26,886	-	-	-	-	-	-
Write-off	-	-	-	-	-	-	-	-
Closing balance	1,269	2,093,367	29,468	21,809	1,439,250	1,535,964	178,891	233,412
Balance, End Of Period	$88,469	$2,673,911	$49,648	$87,309	$1,838,779	$1,814,586	$328,475	$432,170

Amador Gold Corp.
Schedule of Mineral Property Expenditures (Unaudited)

For the period ended April 30, 2009

	Jessop Property Ontario	Moneta Loveland, Ontario	Timmins North, Ontario	Norberg Property Ontario	Rawlinson Lake Ontario	Armstrong Lake Ontario	Larche Property Ontario	Cummings Ontario	Total
Acquisition Costs
Opening balance	$55,000	$357,800	$31,360	$12,900	$-	$-	$-	$-	$3,412,024
Staking costs	-	2,450	-	-	-	9,700	-	-	24,150
Option payments cash	10,000	-	-	-	-	-	5,000	5,000	100,000
Option payments shares	7,000	-	-	-	-	-	-	-	20,500
Finder’s fees cash	-	-	-	-	-	-	-	-	-
Administration fee	-	-	-	-	-	-	-	-	-
Write-off	-	-	-	-	-	(9,700)	-	-	(9,700)
Closing balance	72,000	360,250	31,360	12,900	-	-	5,000	5,000	3,546,974

Deferred Exploration
Opening balance	106,116	123,058	403,575	-	6,265	-	-	-	10,628,406
Consulting	-	-	-	-	-	-	-	-	8,362
Drilling	-	-	-	-	-	-	-	-	237,911
Geological	5,902	2,113	1,275	-	-	-	-	-	186,232
Line cutting	-	-	-	-	-	-	-	-	9,084
Mapping and sampling	3,300	-	1,100	-	-	-	-	-	97,784
Equipment rentals	988	-	-	-	-	-	-	-	34,756
Miscellaneous	-	-	-	-	-	-	-	-	-
Administration fee	1,000	-	-	-	-	-	-	-	27,224
Surveying	7,336	-	-	-	-	-	-	-	166,083
Write-off	-	-	-	-	-	-	-	-	-
Closing balance	124,642	125,171	405,950	-	6,265	-	-	-	11,395,842
Balance, End Of Period	$196,642	$485,421	$437,310	$12,900	$6,265	$-	$5,000	$5,000	$14,942,816

Document 2

#711-675 West Hastings Street
Vancouver, B.C.  Canada  V6B 1N2
Telephone:  604-685-2222
Fax:  604-685-3764
 www.amadorgoldcorp.com

Amador Gold Corp. (“Amador” or “the Company”)

Management’s Discussion and Analysis

For the Period Ended April 30, 2010

Introduction

The following management discussion and analysis has been prepared as of June 25, 2010. The selected financial information set out below, and certain comments which follow, are based on and derived from the audited consolidated financial statements of Amador Gold Corp. (the “Company” or “Amador”) for the period ended April 30, 2010 and should be read in conjunction with them.

The accompanying audited financial statements and related notes are presented in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are expressed in Canadian dollars unless otherwise stated.

Forward Looking Information

Certain statements contained in the following Management’s Discussion and Analysis constitute forward looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements.

Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward looking statements while considering the risks set forth below.

Risks and Uncertainties

The Company’s business is highly uncertain and risky by its very nature as most exploration projects will not become mines.  Success depends on the knowledge and expertise of its management and employees and their ability to identify and advance attractive exploration projects and targets from grass roots to more advanced stages. The Company is fortunate to have attracted highly qualified individuals with superior track records through a number of exploration successes.

The Company’s future financial success also depends on the ability to raise additional capital from the issue of shares or the discovery and development of a body of commercial ore. Such discovery and development may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine. The Company does not expect to receive significant income from any of its properties in the foreseeable future.

Regulatory standards continue to change making the review process longer, more complex and therefore more expensive. Even if an ore body is discovered, there is no assurance that it will ever reach production. While it is impossible to eliminate all of the risks associated with exploration and mining, it is management’s intention to manage its affairs, to the extent possible, to ensure that the Company’s assets are protected and that its efforts will result in increased shareholder value.

Description of Business/Introduction

Amador is a Canadian listed public company with its shares traded on the TSX Venture Exchange (the “Exchange”) under the symbol “AGX” as a Tier 2 company.  The Company is also a Securities & Exchange Commission (“SEC”) reporting company and is required to file Form 20-F annual reports and Form 6-K interim reports. The Company’s registration statement and reports are available on the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Search the Company’s filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

The Company is a resource exploration stage company engaged in the acquisition, and exploration of mineral properties. For the funding of property acquisitions and exploration that the Company conducts, the Company depends on the issue of shares from the treasury to investors and does not use long term debt. Once a body of commercial ore is found, the Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property. The Company currently has no revenues from mineral producing operations.

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the Company’s website at www.amadorgoldcorp.com.

Overall Performance and Outlook

During the period the Company announced results of its Horwood drilling project. On March 4, 2010 the Company announced results from its phase one drill program on the Horwood property, as well as announcing plans for phase two. The drilling in phase one intersected a number of mineralized zones throughout a larger quartz feldspar porphyry. The results also showed that the Bend zone extended to depth and a number of high priority targets have been identified for the phase two drilling.

During the period the Company spent $502,778 on exploration and $25,750 on mineral property acquisition. Significant expenditures on mineral properties were with respect to drilling ($315,864). Overall, on a property-by-property basis, the expenses on the Loveland property group ($464,110) were most significant.

Property Summaries and Exploration Updates

Red Lake Property Group

A.	Todd Township Property, Ontario

The Company acquired a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit/Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine.  The property is subject to a 2% net smelter royalty (“NSR”) with the Company given the right to purchase 1% of the NSR for $600,000.

The property lies within the Pipestone Bay/St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay – St. Paul Bay Deformation Zone. The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930s exposed quartz veins hosted within iron formation.

A grid has been established over the property and numerous VLF EM and magnetic anomalies have been identified for follow-up by prospecting and geochemistry prior to trenching or drilling.

B.	Maskooch Lake Property, Ontario

The Company acquired a 100% interest in 44 claim units covering 1,280 acres in the Birch-Uchi Confederation Lakes belt located 85 kilometers east of Red Lake, Ontario.  The property is subject to a 2% NSR with the Company given the right to purchase 1% of the NSR for $1,000,000. The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zinc-silver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton.

The Maskooch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970s to the mid 1980s.  The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers.  Stripped outcrops southeast of Maskooch Lake have exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization.  The mineralization occurs across widths of up to 20 meters over a 200 meter strike length.

A grid has been established over the property and strong VLF EM and magnetic anomalies appear to coincide with existing mineralized showings.  The main anomaly is over 800 metres long, trends under a lake to the west and may be folded to the east where a large 300m by 300m anomaly occurs at what might be the nose of the fold.  The grid was extended over the lake in the winter followed by magnetometer and induced Polarization (IP) Surveys.

During the spring of 2007, the Company staked an additional 406 claim units (1624 hectares, or 4011 acres) and completed a 760 km VTEM airborne survey. This work was initiated based on a review of the ground geophysical data in conjunction with local and regional showings and geology. The new land package covers a large area with volcanogenic massive sulphide and gold mineralization potential. Results of the VTEM survey and geochemical sampling were analyzed and drilling areas were identified.

In October 2008, field work and sampling was conducted at the property by Dr. Hudak, Associate Professor of Geology, University of Wisconsin Oshkosh. Dr. Hudak evaluated the Maskooch Gold Showing, a 9-10 meter wide shear zone associated with chlorite and ankerite that historically produced assays of up to 16/g/t gold. Preliminary research showed the zone can be followed for several kilometers across the property. The main targets for follow up exploration are areas where the shear zone intersects with iron formations on the property as these may provide chemical traps for gold formations.

The field work in 2008 has enhanced the Company’s understanding of the gold and base metal potential. The information collected from this work has provided the Company with targets for drilling and a 1,200 meter drill program was announced on October 8, 2009 and started in November 2009. The proposed 1,200 meter drill program will test 6 to 8 gold and VMS targets to increase the Company’s understanding of the underlying geology as well as test the property’s potential to host VMS mineralization.

Andrew Tims, P.Geo., is the qualified person for the purposes of National Instrument 43-101.

Silver Properties, Ontario

A.	Silverstrike Property

The Company acquired a 100% interest in the Silverstrike Property located in the northwestern corner of James Township, Ontario.  The property is subject to a 2% NSR with a buy back of 0.5% for $500,000 and a second 0.5% buy back for a further $500,000.

The Silverstrike Property comprises 256 hectares.  The Property is made up of a number of old workings with four shafts being found dating back to the early 20th Century.  Previous work has consisted of limited prospecting with interesting copper, silver, nickel and cobalt mineralization being found.  The Silverstrike Property is easily accessed by vehicle.

Compilation of historical data has identified the preferred orientation of silver vein systems on the property.  A grid was established over part of the property followed by an Induced Polarization (IP) geophysical survey.  The next step will be to complete a soil geochemical survey over the grid followed by trenching or drilling.

B.	Silverclaim Lake Property

On March 28, 2005, the Company acquired an option to earn a 100% interest in the Silverclaim Lake Property located in the Mickle Township, northern Ontario.  Revised terms were agreed to on January 27, 2009. Under the new terms consideration is, over a 5-year period, to pay $150,000 ($125,000 paid) and issue 200,000 common shares of the Company (issued).  The property is subject to a 2% NSR with a buy back of 0.5% for $500,000 and a second 0.5% buy back for a further $500,000.  The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silverclaim Property comprises 256 hectares.  The Property has been extensively worked and is a system of parallel veins with high grade mineralization. In 1980, ENR Partnership and Silver Lake Resources Inc. completed 7,338 feet of surface diamond drilling and in 1982, 18,230 feet of diamond drilling was completed by Silver Lake Resources Inc.

In 1983, Teck Corporation, Silver Lake Resources Inc. and Lacana Mining Corporation completed a 1,049 foot ramp decline and 3,822 feet of underground drilling. A bulk sample weighing 624 pounds, from a 3 foot wide and 4 foot high section, assayed 18.075 ounces silver per ton.  This vein was projected north for more than 500 feet. In 1984 Teck carried out 6,600 feet of drilling south of the ramp with several of the holes hitting high grade narrow veins.Limited work has been carried out since 1984, partly due to the Temagami Land Caution and partly due to a consolidation of the land position in the area. The Silverclaim Property covers the majority of the known silver showings in the area and recent prospecting has identified a number of other untested parallel veins.

A drill program was completed during the 2007 field season.  Drilling tested historical silver workings and their strike extensions. Drilling has encountered strong structures on strike with historical workings that locally contain high grade silver (Ag) mineralization such as 506 g Ag/tonne over 2.32m drilled width (hole AGSC07-12), or disseminated lower grade silver over wider drilled widths, such as 63g Ag/tonne over 11.03m (hole AGSC07-07).

22 drill holes were drilled and most of the holes intersected a strong structure containing silver. There is no historical record or evidence that the area drilled was ever worked or even discovered by early explorers. Five of the nine holes with results received to date have intersected high grade silver veins close to surface.  In addition, some holes have intersected wide zones of lower grade silver within wall rock adjoining the veins.

The purpose of this drilling is two-fold.  One is to test the strike extension of historical workings. This has been successful.  The other purpose is to get background data on silver bearing structures in the area. This data will be used to help interpret results of VTEM airborne surveys that were flown on Amador’s Silverclaim, Silverstrike and Donovan Basin Silver Properties in the Elk Lake and Gowganda Silver Camps. Currently geologists are evaluating the data to determine the next phase of exploration.

Doug Robinson, P.Eng, is a qualified person for the purposes of National Instrument 43-101for this project.

C.	Capitol Silver Property

The Company acquired a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. There is a 2% NSR of which 0.5% may be purchased for $500,000 and a second 0.5% for a further $500,000.

High grade nickel, cobalt and silver veins were first discovered on the Capital Silver Property in 1908.  The veins were mined during the late 1930s and the latter half of the 1960s. No further exploration or development has been recorded for the property. Potential exists for additional high grade mineralized zones along strike and down dip from the existing workings. Amador will also assess opportunities for bulk tonnage, lower grade nickel, cobalt and silver mineralized zones on the property. Compilation of historical data is ongoing.

Donovan Basin Property Group, Ontario

During the spring of 2006, the Company staked 676 units (approximately 27,000 acres) to form one large land package that incorporates the following three properties and all the land in between. This large property covers a newly identified potential silver basin (called the Donovan Basin) that is similar in geology and style to the mineralization in the Cobalt Silver Camp basin and the Gowganda Silver Camp basin.

A.	Thompson Property, Ontario

On March 28, 2005, the Company acquired an option to earn a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario.  Revised terms were agreed on May 13, 2009. Under the new terms consideration is, over a 4-year period, to pay $28,000 (paid), issue 150,000 common shares of the Company (issued) and incur $60,000 in exploration expenses over four years (completed).  The property is subject to a 2% NSR with a buy back of 0.5% for $500,000 and a second 0.5% buy back for a further $500,000.  The agreement was accepted for filing by the Exchange on May 11, 2005.

The Thompson Property comprises 416 hectares. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The last work conducted on the Property consisted of geophysical surveys in 1960 which identified targets with recommendations for drilling. No drilling was done.

The Company plans to complete a grid and conduct geophysical surveys to outline existing mineralized silver zones and their strike extent prior to testing by trenching or drilling.

B.	Kell Mine Property, Ontario

On March 28, 2005, the Company acquired an option to earn a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario. Consideration is, over a 4-year period, to pay $30,000 (paid), issue 150,000 common shares of the Company (issued) and incur $60,000 in exploration expenses over four years (completed). The property is subject to a 2% NSR with a buy back of 0.5% for $500,000 and a second 0.5% buy back for a further $500,000.  The agreement was accepted for filing by the Exchange on May 11, 2005.

The Kell Mine Property comprises 112 hectares. The area hosts a multiple of known deposits with significant mineralization. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The Kell Mine Property exhibits potential for future mineral discoveries of copper, silver, nickel and cobalt.

The Company completed an exploration program involving magnetic and electromagnetic surveys and drilling of 17 holes, totaling 2270 m, testing the Kell vein along strike and at shallow depths. The exploration program successfully identified areas of silver enrichment along the Kell Mine deformation zone, with drill hole AGKL07-08 returning 2,401 g/t silver over 1.73m, from 36.72-38.45m. The silver is hosted in a quartz-calcite-chlorite vein zone in altered diabase, where silver is found in both veining and wall rock. The intersection returned a higher grade sample of 4,580 g/t silver over 0.53m as well as 3,574 g/t silver over 0.40m.

Drilling also intersected 262 g/t silver over 8.63m in drill hole AGKL07-04 from 57.54m to 66.17m. This interval also returned a higher grade value of 2,410 g/t silver over 0.92m. Based on these results future work programs will be developed.

C.	Hudson Bay Silver Mine Property, Ontario

The Company acquired a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario. The property is subject to a 2% NSR, 0.5% of which can be purchased for $500,000 and a second 0.5% for a further $500,000.

The original Hudson Bay property was staked in 1908 and subsequently acquired and operated by the Hudson Bay Mining Company from 1910 to 1913. Four shafts were sunk, three by the Hudson Bay Mining Company and one by Silverado Gowganda in 1936. Production was from a system of parallel veins and consisted of silver and cobalt. No work has been done on this property since the mid 1970s. The Company has compiled historical and plans to conduct ground surveys such as mapping, geophysics and geochemistry to identify potential mineralized zones on strike and at depth.

Ajax Group

A.	Ajax Property, Ontario

The Company acquired a 100% interest in the Ajax Property, Ontario. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.  Nickel, copper, gold, platinum, palladium, silver and cobalt mineralization occur in disseminated blebs and aggregates of sulphides in a peridotite body with serpentinized horizons.

The Ajax Mine (also known as the Kanichee Mine) last produced copper-nickel ore with credits in gold, silver, platinum and palladium in the mid 1970s. The last production was from the open pit that operated between 1974 and 1976, prior to being closed because of weak nickel prices. The average annual nickel price in 1976 was US$2.25/lb.  The open pit and workings have remained flooded since 1976.

During its operation, limited production occurred from a 75 metre (m) vertical shaft with 670 m of lateral development on the 30 and 68.6 m levels, and, from a small open pit with an estimated depth of 26 m.  Past production statistics are unavailable.

Literature surveys by MacRae (2007) iterated up to 10.3 grams per tonne (g/t) gold and 14.1 g/t platinum along with 8% copper and 3% nickel from a bulk sample in 1930, while, ‘in January 1934, a shipment of 13.64 tonnes of ore was received by the Mines Branch, Ottawa, returning a value of 1.12% copper, 1.02% nickel, 0.34 g/t gold, 6.17 g/t silver, and, 4.46 g/t platinum and palladium.’

Geotech Ltd. has completed a VTEM airborne geophysical survey over the property.  The VTEM survey highlighted four electromagnetic anomaly trends on the Amador claims.  Two of these anomaly trends are intimately associated with the Ajax intrusion.  A weak to moderate trend of anomalies correlates with the historic mineralization at the Ajax deposit, while a second, stronger series of anomalies are some 200 m west and lie 100 to 150 m west of the intrusive contact.  The second feature has never been tested.  Both of these anomalies were priority targets for the 2008 drilling program.

Based in the analysis of historic data a drill program was commenced on this Property in February 2008.  The Ajax deposit is hosted within the Ajax intrusion, an ovoid body some 1070 m by 760 m in size, cutting mafic to felsic volcanic rocks.  The intrusion ranges in composition from peridotite to partly altered gabbro and diorite. The peridotite faction is almost wholly altered to serpentinite, and is the host rock to the copper-nickel-platinum group mineralization.

Other objectives of the drilling program include confirming selected historical mineralization, testing contact zones and structures associated with the Ajax intrusion, and, exploring for disseminated copper-nickel-platinum group mineralization suggested from the historical work.

Dale Alexander, P.Geo. is the qualified person for the purposes of National Instrument 43-101 on the Company’s Ajax Project.

B.	Banting Chambers Property, Ontario

The Company acquired a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario. The property is subject to a 2% NSR is payable on the property half of which can be purchased for $500,000.

The Banting Chambers Property is a copper-nickel-platinum-palladium-gold-silver prospect which consists of four, 62 unit claims.  The targets are two gabbroic intrusives located in Banting and Chambers Townships which may be similar to the Ajax Mine, located 6.5 kilometers southwest, which are hosted in a gabbroic intrusive.  Surface bedrock exposure on both the Banting and Chambers intrusives is less than 5% which limited historical surface mapping. In addition, Temex Resources announced a high grade gold discovery assaying 6,222 grams per tonne from a 10 centimetre vein in a mafic intrusive boulder on March 30, 2004.  Temex has acquired a large land package in efforts to trace the source of the boulder.  The land package is adjacent to the Banting/Chambers gabbro intrusions.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Banting-Chambers property.  The VTEM survey identified a number of targets that will be followed up by prospecting and geochemistry prior to trenching or drilling to test for nickel-copper-pgm sulphide zones similar to those at Ajax.

C.	Strathy Township Property, Ontario

The Company acquired a 100% interest in three mineral claims comprising a total of 11 units located in the Strathy Township, Ontario in the Sudbury Mining Division, Ontario.  The property is subject to a 1% net smelter return royalty is payable on the property which can be purchased for $250,000.

This property is adjacent to the Ajax property and was also flown with the Geotech VTEM airborne survey.

D.	Bompas-Strathy Property, Ontario

The Company acquired a 100% interest in a property situated in the Bompas Township, Ontario.  There is a 2% NSR payable, of which half may be purchased for $250,000.

The Bompas Property will be explored for moly mineralization.  This property is now considered to be part of the Ajax property described in “A” above.

Timmins West Group

A.	Fripp Property, Ontario

The Company acquired a 100% interest in the Fripp Property, Ontario.  The property is subject to a 1% NSR is payable on the property half of which can be purchased for $500,000.  The agreement was accepted for filing by the Exchange on September 30, 2005.

In 1965, trenching uncovered narrow pyrrhotite veins in a serpentinized ultramafic sill on the Property.  Grab samples returned assays as high 1.28% Ni from vein material with samples of disseminated pyrrhotite in the ultramafic near its contact with diorite returning up to 0.5% nickel.

Portions of Amador’s original Fripp Property has been flown by Geotech’s VTEM airborne system.  Numerous strong coincidental electromagnetic and magnetic anomalies occur on the Fripp Property.  Most of the property is covered by glacial till and overburden.  However, occurrences of nickel have been located near or on strike with some of the VTEM anomalies. On June 11, 2008 the Company announced the commencement of drilling on the Fripp Property.

Amador plans to fly the remaining sections of the Property including the Fripp West and Moneta copper occurrence that may still be open at depth.  The Company then plans to drill test the Moneta occurrence at depth and the VTEM airborne anomalies.  The VTEM system was successful in discovering Golden Chalice Resources’ Langmuir nickel-PGM discovery.

B.	Fripp West Property, Ontario

On February 14, 2008 the Company acquired an option to purchase a 100% interest in the Fripp West Property, consisting of 4 claims (40 units) located in Fripp Township, Porcupine Mining Division  Consideration for the Property consists of $20,000 (paid) and 200,000 common shares of the Company (issued).  There is a 2.5% net smelter return payable, 1% of which may be purchased for $500,000 and a further 0.5% of which may be purchased for an additional $500,000.  The agreement was accepted for filing by the Exchange on April 11, 2008.

The Property is accessible by road and is approximately 30 kilometres southwest of Timmins, Ontario.  It is adjacent to the west boundary of Amador’s Fripp Property.

C.	Keith & Sewell Property, Ontario

The Company acquired a 100% interest in the Keith & Sewell Property located in the Keith and Sewell Townships, Ontario. The Keith and Sewell Properties consist of two properties – the Keith Property and the Sewell Property.  There is a 3% net smelter return on the Keith and Sewell properties of which two-thirds may be purchased for $1,500,000.

The Keith and Sewell properties consist of separate claim blocks in Keith Township and Sewell Township.  The properties are road accessible and are underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, ultramafic sills to felsic volcanics and clastic sediments.

Historical work on the claim groups has identified sporadic nickel and/or gold mineralization.  One of the Keith Township claim blocks is located immediately south of the former gold producing Joburke mine.  It is also adjacent to the west boundary of PGM Ventures’ Sangold Property.  In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

Sewell is trenched and nickel mineralization was identified and is being assessed for geophysics. Keith is being assessed for trenching and geophysics follow-up.

D.	Jessop Property, Ontario

On October 16, 2007, the Company acquired a 100% interest in the Jessop Gold Property, consisting of 9 claims (79 units) located in Jessop, Murphy & Mountjoy Townships, Porcupine Mining Division, Ontario.  The agreement was renegotiated on January 14, 2009.  Consideration is $58,000 cash (paid) and 300,000 common shares (issued) over 3 years.  There is a 2.5% net smelter return payable, 1% of which may be purchased for $500,000, and a further 0.5% for an additional $500,000.  The agreement was accepted for filing by the Exchange on January 11, 2008.

The property is accessible by roads and lies within the world famous Timmins Gold Mining Camp, approximately 7 km north of Timmins city center.  Volcanic and sedimentary rocks similar to those hosting gold in Timmins occur on the property.  These rocks also appear to be cross-cut by east-west shearing similar to Timmins.  Historical till sampling immediately down-ice of the Jessop Property returned numerous gold in till samples ranging from less than 1 gram gold/tonne to over 58 grams gold/ tonne.

Amador has flown a detailed airborne VTEM survey over the property and together with historical data on the area has selected targets to focus on. Summer exploration plans include ground geophysics to define future drill targets.

E.	Sewell East Property, Ontario

On August 5, 2009 the Company acquired an option to purchase a a 100% interest in the Sewell East property, Ontario. Consideration for the property consists of $50,000 ($10,000 paid) and 300,000 shares (100,000 issued), payable over two years.  A further 100,000 shares are to be issued following the completion of a positive feasibility study.  There is a 3% net smelter return payable, one-third (1%) of which may be purchased for $1,000,000.

The Sewell East property consists of two claims of 32 units in Sewell Township, Porcupine Mining Division.  The property is accessible by road and is approximately 35 km southwest of Timmins and significantly expands the Company’s current Sewell property.

The property occurs along what may be a splay off the prolific gold-bearing Destor Porcupine Fault Zone (‘DPFZ’).  The DPFZ hosts the world famous Timmins gold camp as well as other gold deposits in the Harker-Holloway area of Ontario.  Potential for gold mineralization may be evidenced by historical gold-bearing quartz boulders found down glacial ice-direction of the properties.

F.	Patent Property, Ontario

On May 2, 2006, the Company entered into an option agreement to acquire a 100% interest in the Patent Property, located in Sewell and Reeves Townships, Ontario. Consideration for the Property consisted of $70,000 cash ($50,000 paid), 250,000 shares (issued), and a work commitment of $130,000 over 3 years. There was a 3% NSR payable to the optionor, of which two-thirds may have been purchased for $1,500,000. This property was terminated in December 2008, but it was reinstated in August 2009 with an additional cash payment of $20,000. Total outstanding consideration is $40,000 cash.

G.	Morin Property, Ontario

On May 28, 2006 the Company acquired an option to earn a 100% interest in the Morin Property located in the Keith Township, Ontario. Consideration for the Morin property is, over a 3 year period, to pay $110,000 (paid) and issue 220,000 common shares of the Company (issued).  There is a 3% net smelter return on the Morin property of which half may be purchased for $1,000,000.  The agreement was accepted for filing by the Exchange on July 12, 2006.

The Morin property is road accessible and is underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, mafic to felsic volcanics and clastic sediments. The Property is located east and south-east of the former gold producing Joburke mine.  It is also adjacent to PGMs’ Sangold Property.  In January 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

The Company has gridded part of the property and identified numerous magnetic and VLF-EM anomalies.  These targets will be assessed for nickel, copper and gold mineralization by ground geochemical surveys, prospecting followed by trenching or drilling.  Gridding and geophysics may also be expanded to follow existing zones on strike.

H.	Tionaga Property, Ontario

On December 15, 2009 the Company announced, the acquisition of an option to purchase 100% interest in the Tionaga property.  The Tionaga is the Company’s tenth gold project located within the Timmins/West Timmins district. Consideration for the property consists of $100,000 and 1,000,000 shares, payable over 36 months.  There is a 3% net smelter return payable.  Up to 1.5% of the NSR may be purchased for $1,000,000 for each 0.5% interest, to a total of $3,000,000 for a 1.5% interest.

Blackstock, Oke & Ford Properties, Ontario

The Blackstock, Oke & Ford Properties, all situated in Ontario, were acquired by staking.  There were no underlying agreements.  The staking was done based on management’s interpretation of geological structures found on the properties from government files.  VTEM airborne geophysical surveys are being considered for these properties.  These surveys will be used to identify areas with the potential to host gold, silver, nickel, copper, zinc or platinum group metal mineralization.  These target areas would be followed-up by prospecting, ground geochemistry or geophysics prior to testing with drilling or trenching.

Chapleau Group Properties

A.	Forge Lake and Otter Pond Properties, Ontario

The Company entered into joint venture agreements with Golden Chalice Resources Inc. (“Golden Chalice”).  Consideration consists of the following:

Forge Lake Property – The original agreement dated January 4, 2006 was renegotiated on January 28, 2009. New terms are $57,000 payable over three years (paid), 40,000 shares of Golden Chalice to be reimbursed in cash by the Company and 13,333 shares of Chalice Diamond, payable after three years and reimbursed in cash by the Company, and a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement.  The exploration costs will be split 50/50 and the Company will pay a 15% administration fee.  The lease entered into by Golden Chalice and half assigned to the Company provides for annual cash payments, paying of taxes and minimum work expenditures. The property lies to the northeast of Dianor’s Leadbetter Property and have favourable geology and geophysics for kimberlite targets.

Otter Pond Property – The original agreement dated January 4, 2006 was renegotiated on January 28, 2009.  New terms are $143,500 payable over four years (paid), 175,000 shares of Golden Chalice and 58,333 shares of Chalice Diamond, both to be reimbursed at fair market value of the shares as at the time of issuance, a payment of $100,000 and the issuance of 200,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement.  The Company is responsible for 47% of these exploration costs.

Golden Chalice has since assigned its rights in the Forge Lake and Otter Pond properties to Chalice Diamond Corp., a company formed as a result of a Plan of Arrangement with Golden Chalice.

B.	Cowie/Aguonie and Esquega/Corbiere Properties, Ontario

The Company entered into joint venture agreements with Golden Chalice Resources Inc. (“Golden Chalice”).  Consideration consists of the following:

Cowie/Aguonie Property – The agreement is to acquire a 50% interest in the Cowie/Aguonie property.  The original agreement dated March 1, 2006 for 33.52 net grid claims in the Cowie and Aguonie Townships. Consideration is for payment of $500 per net grid claim for a 5 year term and $600 for a 5 year renewal term (First 3 years paid) and incur $244,360 per year on exploration expenditures ($311,400 completed). The Company is responsible for 100% of the cash payments and 50% of the exploration incurred on this property, including a 15% management fee to the public company.

Esquega/Corbiere Property - Agreement is to acquire a 50% interest in the Esquega/Corbiere property.  The original agreement dated July 1, 2005 and amended March 1, 2006 to add additional claims. Consideration is for payment of $176,770 for a 5 year term and $194,820 for a 5 year renewal term ($133,275 paid) and incur $600,080 on exploration expenditures in the first term ($343,755 completed) and incur $811,750 in exploration expenditures in the renewal term. The Company is responsible for 100% of the cash payments and 50% of the exploration incurred on this property, including a 15% management fee to the public company.

Golden Chalice has since assigned its rights in the Cowie/Aguonie and Esquega/Corbiere properties to Chalice Diamond Corp., a company formed as a result of a Plan of Arrangement with Golden Chalice.

C.	Chapleau Diamond Property, Ontario

The Company acquired 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario from Chalice Diamond Corp. (formerly Golden Chalice Resources Inc.) (“Golden Chalice”), a public company related by common directors.  The Company agreed to pay for staking or leasing costs, estimated to be $150,000 (paid), plus 15% for administration, to earn a 50% working interest in the property.  Upon payment of the acquisition cost, a joint venture was formed to perform further exploration work on a pro rata basis plus a 15% administration fee with Golden Chalice as the operator.  During fiscal 2006, the Company increased the number of acres that fall under this arrangement to 47,278.

Staking has covered numerous zones with kimberlitic indicator minerals in sediments and till samples, and a series of circular airborne magnetic anomalies on strike with the discovery ground. The Company will further explore these anomalies and their magnetic pipe-like features.

Exploration work in the area by its joint venture partner, Golden Chalice, has confirmed the presence of a kimberlite dyke.  Historical data from government assessment files refer to a thin section analysis which indicates the discovery dyke is indeed kimberlitic.  The Company has sent rock, till and lake sediment samples for further analysis to determine the presence of diamonds in the area, particularly in light of government assessment files which indicate a macro diamond was recovered from the discovery ground.

Golden Chalice, as the operator for exploration activities, has conducted ground geophysical, geochemical, and prospecting surveys to evaluate a significant number of potential kimberlite targets on the Amador/Chalice Diamond joint venture properties.  Sample results and assessment of this initial work are pending.  Geophysical and geochemical work is ongoing to evaluate all the targets on the large land package.

Horwood Group, Ontario

In January 2006, the Company assembled a large land package of over 10,920 acres in the Horwood Lake area of Ontario, approximately 75 kilometres southwest of Timmins, by optioning from various vendors four properties: Horwood Gold, Horwood Gold 2, Labbe and Ross-Windsor.  These properties cover the main part of the Horwood Lake peninsula.  Their amalgamation as the “Horwood Property” represents the first time the area will be explored systematically by one company.

The Horwood Property possesses significant exploration potential to host economic gold mineralization within both altered carbonate-silica-pyrite rich zones in porphyritic phases of the Horwood Peninsula Pluton (HPP), and quartz veins located close to the HPP in footwall mafic volcanic flows.  Drilling within the HPP by past operators suggests that gold mineralization may be linked to bleached mineralized quartz carbonate veins. The actual orientations of the vein systems have yet to be defined or thoroughly investigated. Such is the case for the Labbe occurrence where three separate mineralized pyritic zones occur within quartz carbonate vein stockworks hosted by sheared bleached and silicified granodiorite. (A recent grab sample of the Labbe #3 occurrence returned a value of 10.30 g/t Au).

In March 2007 the Company announced the discovery of a new large gold zone on the Horwood Property.  This new gold bearing zone was discovered during the December 2006 trenching program, but assay results were not received until 2007.   Based on the results, the company staked the entire Horwood Peninsula that hosts the gold zone.

Approximately 7,500 square meters of stripping have been done to uncover the gold zone that may have been investigated with sporadic trenching by Hollinger Consolidated in the 1940s.  Initial mapping of the stripped area has revealed mafic flows (locally pillowed) inhabited by en-echelon stacked quartz-carbonate veins within gossanous, carbonatized and pyritiferous alteration zones.  Preliminary grab sampling has identified widespread gold mineralization with significant concentrations in three areas/zones to date.  All areas are open in all directions.

The Bend zone, encompassing 950 square meters of stripping, hosts local high grade samples up to 56 g/t gold.  A total of 75 grab samples were taken with 42 of the samples grading greater than 1.0 g/t Au and 27 samples grading greater than 2.0 g/t gold.  The quartz blow-out zone, encompassing an area of 350 square meters where mineralization is localized around a large bull quartz vein, produced 11 grab samples grading over 1.0 g/t gold and 6 samples over 2.0 g/t  gold, including one grab sample grading 11.64 g/t gold, out of a total of 26 samples.  The Last Strip zone, in an area of 350 square meters, produced 6 samples grading greater than 2.0 g/t gold out of 8 grab samples taken with three samples grading greater than 3.0 g/t gold.  Results to date indicate that gold mineralization is not restricted to the enechelon stacked quartz vein systems but occurs ubiquitously throughout the altered wallrock as well.

A third large gold bearing zone on the Horwood Property, the Gabbro zone, has been discovered.  Approximately 175 channel samples were collected from the newly discovered Gabbro zone with 98 samples grading greater than 1.0 g/t gold of which 39 samples graded greater than 3.0 g/t gold.  Highlights from some of the separate channel samples of this zone include the following gold grades 13.03 g/t over 0.5m, 5.62 g/t over 4.0m, 2.09 g/t over 2.5m, 2.83 g/t over 5.0m, 2.79 g/t over 7.5m, 7.81 g/t over 1.5m, and 2.62 g/t over 5.5m.

The Bend Zone is located 500 metres west of the Gabbro zone and is exposed by trenching for over 950 square metres.  Highlights of the sampling from this zone include 28.1 g/t gold over 0.5 metres, 4.29 g/t over 3 metres, 2.35 g/t gold over 2 metres and 5.94 g/t gold over 2 metres.  A total of 245 channel samples were taken with 36 of the samples grading greater than 1.0 g/t gold and 17 samples grading greater than 2.0 g/t gold.  The Bend and the Quartz Blowout zone were first discovered in late 2006.

The Quartz Blowout zone encompasses an area of 500 square meters where mineralization is localized around a large bull quartz vein. 56 channel samples were collected and assays are pending.  Initial grab samples returned values over 1.0 g/t gold and 6 samples over 2.0 g/t gold, including one grab sample grading 11.64 g/t gold, out of a total of 26 samples.

Initial mapping of the stripped areas has revealed mafic flows (locally pillowed) and mafic intrusives inhabited by enechelon stacked quartz carbonate veins within gossanous, carbonatized and pyritiferous alteration zones.  Results to date indicate that gold mineralization is not restricted to the enechelon stacked quartz vein systems but occurs ubiquitously throughout the altered wallrock as well.   All zones are open in all directions.

Geophysical surveys consisting of airborne magnetic and electro-magnetic surveys as well as ground magnetic and induced polarization surveys have been completed over the property and stripped areas.  A geochemical survey (mobile metal ion (MMI) soil sample survey), has also been completed.

During 2009, the Company executed a prospecting and sampling programs and located additional gold showings about 2 km northwest of the previously discovered Bend and Gabbro Zones. Grab samples from quartz veins returned values of 75.0 g/t, 60.7 g/t and 57.1 g/t g/t gold, but also returned 183.5 g/t gold 15 meters from the zone that returned 75.0 g/t gold. The Company also sampled 28.9 g/t and 26.4 g/t gold 950 meters away from the high grade discoveries.  Based on these results the Company announced a 1,400 meter drill program to test these high grade showings.

On March 4, 2010 the Company announced results from its phase one drill program on the Horwood property, as well as announcing plans for phase two. The drilling in phase one intersected a number of mineralized zones throughout a larger quartz feldspar porphyry. The results also showed that the Bend zone extended to depth and a number of high priority targets have been identified for the phase two drilling.

Peter Caldbick, P.Geo, is the qualified person for the purposes of National Instrument 43-101 for this project.

A.	Horwood Gold Property, Ontario

The Company acquired a 100% undivided interest in the Horwood Gold Property.    There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000.  The agreement was accepted for filing by the Exchange on March 22, 2006.

B.	Horwood Gold 2 Property, Ontario

On January 4, 2006, the Company purchased one mineral claim.  There is a 2% NSR payable, of which half may be purchased for $500,000.

C.	Labbe Property, Ontario

On January 4, 2006, the Company acquired an option to earn a 100% undivided interest in the Labbe Property.  Consideration over a 2 year period is to pay $30,000 (paid) and issue 200,000 common shares of the Company (issued).  There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000.  The agreement was accepted for filing by the Exchange on March 22, 2006.

D.	Ross Windsor Property, Ontario

The Company acquired a 100% undivided interest in the Ross Windsor Property.  There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000.  The agreement was accepted for filing by the Exchange on March 22, 2006.

Loveland Property Group, Ontario

A.	Loveland 1 Property

On May 18, 2006 the Company acquired an option to earn a 100% interest in the Loveland 1 Property located in the Byers and Loveland Townships, Ontario.  Consideration for the Loveland 1 Property, over a 5 year period, is to pay $300,000 ($200,000 paid), issue 600,000 common shares of the Company (400,000 issued) and incur an aggregate of $150,000 in exploration expenditures (completed).  There is a 3% net smelter return payable, of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for a further $1,000,000.

Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property.  A further 100,000 shares will be issued after the completion of a positive feasibility study.

B.	Loveland 2 Property

On May 18, 2006, the Company acquired an option to earn a 100% interest in the Loveland 2 Property located in the Loveland, Byers and Thorburn Townships, Ontario.  Consideration for the Loveland 2 Property, over a 5 year period, is to pay $300,000 ($200,000 paid), issue 600,000 common shares of the Company (400,000 issued) and incur an aggregate of $150,000 in exploration expenditures (completed).  There is a 3% net smelter return payable, of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for a further $1,000,000. The agreements for the Loveland 1 and Loveland 2 properties were accepted for filing by the Exchange on July 19, 2006.

Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property.  A further 100,000 shares will be issued after the completion of a positive feasibility study.

The recent Megatem Airborne Geophysical Survey, flown as part of the Discovery Abitibi initiative, has identified numerous electromagnetic anomalies that could represent massive sulphide mineralization on the properties.  The properties are underlain by felsic to ultramafic volcanics and intrusives that are favourable for hosting volcanogenic copper-zinc, or ultramafic related nickel-copper deposits.  The Loveland 2 property also hosts an historical nickel-copper sulphide zone discovered by Cominco.  The properties are about 25 km due west of the Kidd Creek copper-zinc-silver deposit, and 30 km due east of the Montcalm nickel-copper deposit.

In March, 2008, the Company announced the discovery of nickel (Ni) and copper (Cu) mineralization on the Loveland Property.  Three drill holes, spanning a strike length of 100 meters, all intersected nickel and copper sulphide mineralization.  The third of the three holes (AMDG-03) intersected three higher grade intersections within a 45 metre wide nickel-copper zone.  The three intersections are  1.48% Ni and 0.9% Cu over 9.4 meters (m) from 120.6 to 130 meters, 1.15 % Ni and 1.11% Cu over 3.9m from 132.6 to 136.5m, and  0.70% Ni and 1.06% Cu over 13.6 meters from 146.4 to 160.0 meters.  These three separate intersections occur within a 45.0 meter wide zone that averages 0.75% Cu and 0.70% Ni from 120.6 to 165.6 meters.

In conjunction with these results, the Company acquired a 100% interest in Moneta Porcupine Mines Inc.’s (Moneta) Loveland Property that hosts the historical Hollinger nickel-copper occurrence.  The Hollinger occurrence is open at depth and is located about 1.5 km to the south-east and on strike with Amador’s newly discovered Loveland mineralization.  This acquisition strengthens Amador’s existing land position of approximately 2330 hectares or 5700 acres in this area.

In addition to acquiring Moneta’s Hollinger occurrence, Amador has purchased Moneta’s Fripp and Kamiskotia Properties.  These latter two properties are adjacent to other Amador properties.  The Agreement allows Amador to purchase 100% interest in Moneta’s three properties by paying $500,000 ($350,000 paid) and 1,350,000 common shares (995,000 issued) over a period of 3 years, subject to a 1% or 2% underlying NSR depending on the property.  The addition of Moneta’s Fripp and Kamiskotia Properties to Amador’s existing land holdings greatly enhances the potential for Amador to discover volcanogenic massive copper-zinc-silver or nickel-copper deposits in the Timmins area.  The agreement was accepted for filing by the Exchange on April 18, 2008.

Geotech was contracted to fly the state-of-the-art VTEM B-field airborne geophysical survey over all of Amador’s Loveland Property and the newly acquired properties from Moneta.  This survey was intended to help define the newly discovered mineralization as well as the Hollinger occurrence and other potential targets on all the properties.  The results of this work were used to help plan the next phase of drilling.  Amador then commenced drilling the Loveland zone at depth and along strike.  The results from the first twelve drill holes (announced on September 4, 2008) included drill hole LL08-05 intersecting 0.88% Cu and 0.53% Ni over a drilled width of 22.80 meters (160.30 to 183.10 meters) including  1.0% Cu and 0.65% Ni over a drilled width of 11.20 meters (160.30 to 171.50 meters) and 1.92% Cu and 1.0% Ni over 2.70 meters (180.40 to 183.10 meters).  This drill hole was collared 50 meters northeast on section of earlier drill hole AMDG07-01 which had intersected 0.55% Cu and 0.40% Ni over 35.50 meters, and 50m northwest of AMDG07-03 that intersected 0.75% Cu and 0.70% Ni over 45 meters.From the drilling to date, it appears that mineralization has been intersected 400 meters vertically below surface, is open at depth and has a strike extent of approximately 175 meters.  The style of mineralization comprises disseminated to semi-massive patchy and interstitial pyrrhotite-chalcopyrite-pentlandite within gabbros extending to surface.  Management is extremely encouraged with the early drilling results on the Cominco Zone and its similarity in style of mineralization to Xstrata’s Montcalm Mine located 20 kilometers to the west.

Later drilling focused on expanding the Cominco zone, and test below the Hollinger Zone that is located approximately 1.5 kilometers on strike to the southeast.  The Hollinger zone is reported to possess a non 43-101 compliant historical resource of 442,000 tons grading .42% Cu and .71% Ni.  The Hollinger and Cominco zones are both open at depth with additional areas of untested potential on strike. Additional targets for drill testing are also expected to be generated by the recently completed Geotech Ltd B-field VTEM airborne survey and ground geophysical induced polarization surveys.

As announced on December 8, 2008, assay results from the drilling focusing on the Cominco Zone for drill holes LL08-14 to LL08-28 showed that drill hole LL08-22 intersected 1.41% COPPER AND 0.98% Nickel, or 2.39% combined copper-nickel over a drilled width of 4.0m, from 488.0 to 492.0m. This intersection occurred at about 400 meters vertically below the surface and is the deepest intersection to date at Loveland. Drill hole LL08-18, collared about 235m southwest of drill hole LL08-22, intersected 0.40% copper and 0.80% nickel over a drilled width of 7.0m from 66.80 to 73.80m. This interception occurs at about 50 meters vertically below the surface and indicates that mineralization may extend to surface.

A rigorous quality assurance program is employed which includes the insertion of standards and blanks for each batch of samples.  Samples of the NQ size drill core are sawed in half, with one-half sent to a commercial laboratory, Expert Laboratory of Rouyn-Noranda, Quebec, and the other half retained for future reference.  Core samples are routinely analyzed for nickel, copper and cobalt by aqua regia digestion with atomic absorption techniques.  Any analyses greater than 5,000 ppm are re-analyzed using total acid digestion and atomic absorption techniques.

During spring 2009 the Company completed a drilling program on the Loveland property to test several VTEM targets as well as follow up on the2008 gold discovery below the Cominco Zone. The results of this program led to the a new Ni-Cu discovery. Drill hole LL09-07 intersected 1.02% combined Ni-Cu over 5.4 meters drilled width from 36.90 to 42.30 meters.  This includes a section which assayed 2.12% combined Ni-Cu over 1.5 meters from 36.90 to 38.40 meters drilled width. Only 3 of the current 33 VTEM conductors have been tested in this drill program; A, B and C on the map (http://www.amadorgoldcorp.com/i/pdf/2009-05-21_NRM.pdf).

Four previous drill holes were extended into the projected gold zone horizon as well as five holes drilled during the Spring 2009 program. All holes intersected anomalous gold values ranging from 0.1 g/t to 3.87 g/t over various widths from less than a meter to several meters of core length.  Results include 3.81 g\t gold over 0.2m in hole LL09-13W, 3.87 g\t gold over 0.4 m in drill hole LL09-04 and 400 m southeast 3.74 g\t gold over 0.5m in drill hole LL08-23. The established continuity of the gold mineralization, as well as the high-grade results in 2008 drill hole LL08-13 and prospecting successes, confirm the presence of a larger gold system with the potential for higher-grade zones.

The drill program announced in January 2010 will focus on advancing the original 33 additional drill targets identified to date.

Charles Hartley, P.Geo and Peter Caldbick, P.Geo. are the qualified people for the purposes of National Instrument 43-101 for the Company's Byers Loveland Project. Project supervision is by Charles Hartley.

Dale Gold Property, Ontario

The Company acquired a 100% interest in the Dale Gold Property, located in Horwood Township, Ontario. There is a 2% net smelter return payable, of which half may be purchased for $1,000,000.  The agreement was approved by the TSX Venture Exchange on March 26, 2007.

The Dale Gold Property is accessible by highway and secondary logging roads. Gold was first discovered on the Property in the early 1930s.  Trenching and drilling during the mid 1990s discovered two 20 metre to 30 metre wide parallel shear zones containing anomalous gold.  Gold is associated with pyrite in quartz stockwork zones within the quartz-carbonate-chlorite-sericite altered shear zones.  The best value from drill core was 6.08 g/t gold over 2.4 metres.  It is reported that drilling and trenching tested only 5% of the estimated 4,000 metre strike length of the shear zones.  The Company plans ground geophysical and soil geochemical surveys followed by trenching to evaluate the size, grade, and strike extent of the mineralized shear zones.

Cummings Property, Ontario

In December 2008, the Company entered into an option agreement to acquire a 100% interest in the Cummings Property, Ontario.  Consideration is $60,000 cash ($20,000 paid).  The property is subject to a 2% NSR with a buy back of 1% for $500,000 and an additional 1% for $500,000.

Summary of Quarterly Results

Fiscal 2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	Nil	Nil
Net Income - Loss	$(567,934)	$(628,275)
Earnings (Loss) Per Share	$(0,00)	$(0,00)

Fiscal 2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	Nil	Nil	Nil	Nil
Net Income - Loss	$(330,310)	$251,788	$(394,711)	$22,826
Earnings (Loss) Per Share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Fiscal 2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	Nil	Nil	Nil	Nil
Net Income - Loss	$(272,189)	$(1,101,273)	$(490,711)	$(2,368,648)
Earnings (Loss) Per Share	$(0.00)	$(0.01)	$(0.00)	$(0.02)

Results of Operations

Period ended April 30, 2010 vs. periods ended April 30, 2009 and 2008

There is no revenue for the period ended April 30, 2010 (2009 – Nil; 2008 - Nil).  For the period ended April 30, 2010, the Company had a net loss and comprehensive loss of $628,275 (2009 - $(251,788); 2008 - $1,101,273).  Significant differences are as follows:

•
Expenses for management fees increased to of $198,000 (2009 - $180,000; 2008 - $130,000) and were paid to a company owned 100% by a director of the Company for administrative services. The increase is due to larger overhead expenses;

•	Expenses on consulting fees decreased to $34,250 (2009 - $51,900; 2008 – $76,123), mostly payments to directors and officers;
•	Investor relations and promotion increased to $39,445 (2009 - $19,279; 2008 – $63,450);
•	Part X11.6 tax increased to $31,035 (2009 - $Nil; 2008 - $Nil) due to unspent flow-through amounts that have been renounced under the look-back rule.
•	Regulatory fees increased to $24,331 (2009 – $16,439; 2008 – $36,640) due to increase of private placement activity in the period compared to the previous year;

As of April 30, 2010, deferred expenditures on mineral properties totaled $17,029,100 compared to $15,564,018 at October 31, 2009 and $14,040,431 at October 31, 2008.

A private company controlled by one of the directors charged $396,000 for the six month period ended April 30, 2010 (2009 - $320,000; 2008 – $250,000), in respect of office administration costs on behalf of the Company.  See “Transactions with Related Parties” below.

Liquidity and Capital Resources

The Company has financed its operations primarily by the issue of share capital and loans from related parties.  The continued operations of the Company are dependent on its ability to develop a sufficient debt restructuring plan, receive continued financial support from related parties, complete sufficient public equity financing, or generate profitable operations in the future.

The Company had working capital deficit of ($1,393,535) (deficit) at April 30, 2010 compared to working capital deficit of ($643,351) at October 31, 2009.  During the period ending April 30, 2010, the Company had a cash position of $11,357. The Company believes it does not have sufficient working capital to meet its obligations for the next twelve months. Additional capital will be required to meet the obligations of the option agreements and meet its flow through obligations.

The Company’s capital needs in the past years have been met by the following equity financings:

Period ended April 30, 2010

On January 13, 2010, the Company closed the second tranche of the private placement arranged on December 18, 2009, consisting of 1,011,250 flow-through (“FT”) and 1,570,000 non flow-through (“NFT) units at a price of $0.08 per unit. Total proceeds were $206,500. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder of the flow-through shares to purchase one additional common share at a price of $0.10 per share in the first two years and entitling the holder of the non flow-through shares to purchase one additional common share at a price of $0.10 per share in the first two years and $0.15 in year three and $0.20 in year four and five.

On December 22, 2009, the Company closed the first tranche of the private placement arranged on December 18, 2009, consisting of 22,169,000 flow-through (“FT”) and 540,000 non flow-through (“NFT) units at a price of $0.08 per unit. Total proceeds were $1,816,720. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder of the flow-through shares to purchase one additional common share at a price of $0.10 per share in the first two years and entitling the holder of the non flow-through shares to purchase one additional common share at a price of $0.10 per share in the first two years and $0.15 in year three and $0.20 in year four and five.

On November 16, 2009, the Company closed the second tranche of the private placement arranged on September 25, 2009, consisting of 1,350,000 flow-through (“FT”) and 13,010,000 non flow-through (“NFT) units at a price of $0.08 for FT and $0.06 for NFT per unit. Total proceeds were $888,600. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.07 per share in the first year and $0.20 per share in the second, third and fourth years.

Year ended October 31, 2009

On October 19, 2009, the Company closed the first tranche of the private placement arranged on September 25, 2009, consisting of 200,000 flow-through (“FT”) and 11,981,000 non flow-through (“NFT) units at a price of $0.08 for FT and $0.06 for NFT per unit. Total proceeds were $734,860. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.07 per share in the first year and $0.20 per share in the second, third and fourth years.

On August 18, 2009, the Company closed the second tranche of the private placement arranged on July 2, 2009, consisting of 1,086,444 flow-through and 7,323,000 non flow-through units at a price of $0.05 for FT and $0.045 for NFT per unit. Total proceeds were $383,857. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year.

On July 20, 2009, the Company closed the second tranche of the private placement arranged on June 5, 2009, consisting of 3,128,000 flow-through and 3,000,000 non flow-through units at a price of $0.05 for FT and $0.045 for NFT per unit. The Company issued 1,129,667 shares subsequently to this period. Total proceed was $291,400. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year.

On July 15, 2009, the Company closed the first tranche of the private placement arranged on July 2, 2009, consisting of 4,440,000 non flow-through units at a price of $0.045 per unit. Total proceed was $199,800. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year.

On June 10, 2009, the Company closed the first tranche of the private placement arranged on June 5, 2009, consisting of 3,200,000 flow-through and 777,778 non flow-through units at a price of $0.05 for FT and $0.045 for NFT per unit. Total proceed was $195,000. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.05 in the first year and $0.10 in the second year.

On January 15, 2009, the Company closed the second tranche of the private placement arranged on December 8, 2008, consisting of 3,516,667 flow-through and 1,000,000 non flow-through units at a price of $0.06 per unit. Total proceed was $271,000. Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10 per share.

On December 31, 2008, the Company closed the first tranche of the private placement arranged on December 8, 2008, consisting of 16,023,332 flow-through and 266,666 non flow-through units at a price of $0.06 per unit. Total proceed was $977,400. Each unit is comprised of one common share and one non flow-through nontransferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10 per share.

The Company believes it does not have sufficient working capital to meet its obligations for the next 12 months.  The Company has a very large portfolio of exploration properties and has entered into several option agreements which provide for significant work expenditures.  Additional capital will be required to meet the obligations of the option agreements and to continue work on its other properties and to meet the working capital requirements.

Year Ended October 31, 2008

In fiscal 2008, the Company closed the following private placements:

The Company had working capital deficit of $1,325,698 at October 31, 2008 compared to working capital of $456,152 at October 31, 2007.

On May 15, 2008, the Company closed the private placement arranged on March 19, 2008, consisting of 7,294,819 flow-through units at a price of $0.28 and 4,010,000 non flow-through units at a price of $0.25 per unit.  Total proceeds were $3,045,050.  Each unit is comprised of one common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share.

On July 16, 2008, the Company closed the private placement arranged on May 15, 2008, consisting of 1,625,000 non flow-through units at a price of $0.25 per unit.  Total proceeds were $406,250.  An additional 60,000 units were issued at $0.25 per unit as payment for property examination fees.  Each unit is comprised of one common share and one non flow-through share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30 per share.

On August 27, 2008, the Company closed the private placement arranged on August 19, 2008, consisting of 4,400,000 flow-through units at a price of $0.13 per unit.  Total proceeds were $572,000.  Each unit is comprised of one common share and one non flow-through share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

On October 27, 2008, the Company closed the private placement arranged on September 9, 2008 consisting of 17,157,000 flow-through units and 2,063,050 non-flow-through units at a price of $0.10 per unit.  Total proceeds were $1,922,005.  Each unit is comprised of one common share and one non flow-through share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

In addition, during the year, the Company raised $78,200 through the exercise of 440,500 options, $3,568,867 through the exercise of 21,506,833 warrants and issued 2,401,269 shares for property acquisitions.

Flow-Through Obligations

The Company has raised funds from the issuance of flow-through common shares whereby the Company has agreed to incur those funds on Canadian Exploration Expenses (CEE”) and renounce, to the shareholders, the tax benefits associated with CEE incurred. In February 2010, the Company renounced $2,461,742 (2009 - $5,310,649). The tax liabilities of $738,523 (2009 - $1,593,195) associated with these expenditures have been recorded in February 2010.

Other than for CEE expenditures, the Company does not have any capital resource commitments.

Critical Accounting Estimates

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment.  If put into production, the deferred costs will be amortized over the life of the property, based on estimated economic reserves.  Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Recorded costs of mineral properties and deferred exploration and development expenditures are not intended to reflect present or future values of resource properties.  Capitalized costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, changes in future conditions could require a material change in the recorded amounts.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Changes in Accounting Policy

Effective November 1, 2008, the Company adopted the following new CICA Handbook Sections on a prospective basis with no restatement to prior period financial statements:

1.
Section 1535, Capital Disclosures, (Note 9 in the Financial Statements) requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital.  Under this standard, the Company is required to disclose the following:

•	qualitative information about its objectives, policies and processes for managing capital;
•	summary quantitative data about what it manages as capital;
•	whether during the period it complied with any externally imposed capital requirement to which it is subject; and
•	when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

2.
Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation consist of a comprehensive series of disclosure requirements and presentation rules applicable to financial instruments. Section 3862 revises and enhances the disclosure requirements for financial instruments and Section 3863 carries forward unchanged the presentation requirements. Section 3862 requires the Company to provide disclosures in its financial statements that enable users to evaluate:

•	the significance of financial instruments for the Company’s financial position and performance,
•	the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and
•	how the Company manages those risks.

3.
On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective June 1, 2007, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments were required.

4.
The CICA approved amendments to CICA Handbook Section 1400 “General Standards of Financial Statement Presentation”. These amendments require management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The new requirements of the standard are applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The disclosure is provided in Note 1 of the Financial Statements.

5.
Effective November 1, 2008, the Company implemented CICA Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises.  The adoption of this new standard did not have a material impact on the Company’s financial statements.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares.  As at April 30, 2010, there were 267,040,856 common shares issued and outstanding.

The following summarizes information about the stock options and share purchase warrants outstanding as at April 30, 2010:

Options:
Exercise price	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price
$0.10	26,162,000	3.81	$0.10

On February 12, 2010, the Company granted 2,400,000 incentive stock options to directors of the Company and 2,610,000 to employees and consultants for a period of seven years. The fair value of the stock based compensation options was estimated on the date of grant in the amount of $250,500 using the Black-Scholes valuation model with the following assumptions: i) exercise price per share of $0.10; ii) expected share price volatility of 91.85%; iii) risk free interest rate of2.87%; iv) no dividend yield. All of the options granted vested immediately. Included in stock based compensation expense is $120,000 for options issued to directors and officers.

Warrants:
Exercise price	Number of warrants outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price
$0.05 - $0.30	132,203,006	1.93	$0.10

On April 12, 2010, the Company extended the expiration date of 4,482,069 warrants from April 21, 2010 to April 21, 2013 and 6,822,750 warrants from May 15, 2010 to May 15, 2013, and changed their prices to $0.10 for the third year, $0.15 for the fourth year, and $0.20 for the fifth year.

Subsequent Events

In addition to information disclosed elsewhere in these notes, the following occurred during the period subsequent to April 30, 2010:

Investor Relations

Directors and officers of the Company all participate in a limited investor relations program.  The Company has retained services of AGORACOM Investor Relations (“AGORACOM”) to provide online investor relations services, a Web 2.0 social network for shareholders and Tier-1 awareness through the world’s largest websites for the purpose of attracting new shareholders.

Form 20-F Registration Statement

The Company’s SEC registration statement on Form 20-F became effective on August 20, 2004.  As a result, the Company is an SEC reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K.  The Company’s registration statement and reports are available on the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html.  Search the Company’s filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk.  As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside.  As the gold and silver price moves so to does the underlying value of the Company’s gold and silver projects.

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and due to related parties.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

Transactions with Related Parties

The following related party transactions were in the normal course of operations and measured at the exchange amount, which is the amount established and agreed to by the related parties.  The amounts due to related parties were unsecured, non-interest bearing and had no specific terms of repayment. In addition to the related party transactions disclosed in the mineral properties and share capital notes, the Company had the following transactions and balances with related parties:

a)
A private company controlled by an officer of the Company was paid $396,000 (2009 - $320,000; 2008 - $250,000) in respect of administrative expenses.  The charges were made under an annual renewable agreement for services and cost recovery.  The agreement can be terminated by either party with 30 days notice.  The services to the Company included supervision and administration of the financial requirements of the Company’s business; producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, professional analysis and planning of exploration programs; promotional materials and other documents required to be disseminated to the public and responding to requests for information or questions; providing secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as required. As at April 30, 2010, $Nil (2009 - $3,753; 2008 - $3,838) was due to the related party.

b)
During the year, fees for consulting services in the amount of $84,750 (2009 - $104,300; 2008 - $175,223) were paid to directors and officers of the Company and to a company controlled by a former officer of the Company. The Company paid exploration expenditures of $Nil (2009 - $Nil; 2008 - $Nil) to a public company controlled by an officer of the Company and $Nil (2009 - $Nil; 2008 - $63,564) to a public company with common directors.  At April 30, 2010, $11,746 (2009 - $41,904; 2008 - $40,952) was owed to the related parties.

c)
During 2006, the Company acquired a 50% interest in the Chapleau, Forge Lake, and Otter Pond mineral properties from a company with common directors.  The Company incurred and deferred $Nil (2009 - $14,826; 2008 - $535,550) for acquisition and exploration expenses and management fees of $Nil (2009 - $2,224; 2008 - $80,251) charged by the related company on these properties.  At April 30, 2010, $223,148 (2009 - $446,422; 2008 - $977,537) was owed to the related company.

d)	As April 30, 2010 the Company had receivables from one public company related by directors and officers in common of $Nil (2009 – $2,340; 2008 - $Nil).

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Management’s Responsibility for Financial Statements

Disclosure Controls and Procedures

Disclosure controls and procedures ("DC&P") are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management. Internal controls over financial reporting ("ICFR") are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in National Instrument 52-109. In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.  The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information. Investors should be aware that inherent limitation on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in National Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Internal Controls over Financial Reporting

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Company has assessed the design of the internal control over financial reporting and during this process the Company identified a certain weakness in internal controls over financial reporting which is as follows:

•	Due to the limited number of staff, it is not feasible to achieve complete segregation of incompatible duties

The weakness in the Company’s internal controls over financial reporting result in a more than remote likelihood that a material misstatement would not be prevented or detected.  Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board confirmed January 1, 2011 as the date IFRS will replace Canadian standards and interpretations as Canadian Generally Accepted Accounting Principles (Canadian GAAP) for publicly accountable enterprises (which includes investment funds and other reporting issuers). Changing from the Current Canadian GAAP to IFRS will be a significant undertaking that may materially affect an issuer’s reported financial position and results of operations. It may also affect certain business functions. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010.

The Company is working through a planned IFRS transition plan. The first stage is for management and the accounting department to be introduced to IFRS. The Company’s management and accounting team have attended IFRS workshops run by experts from large auditing firms with international experience in the changeover to IFRS. The Company has also purchased an IFRS handbook, as well as a program to aid in the transition process. The Company is currently in the second stage and is assessing what the impact of these changes will have on the Company’s financial reporting, using the knowledge gained from the workshops and the IFRS handbook. The Company has identified areas of particular concern for the changeover and is in the process of identifying accounting policy differences, disclosure and internal control differences.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP. (Registrant)

Date: July 1, 2010	By: /s/ Diana Mark Diana Mark, Assistant Corporate Secretary